Exhibit 99.1

Intercorp Financial Services Inc.

Fourth Quarter 2022 Earnings

Lima, Peru, February 13, 2023. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the fourth quarter 2022. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: 4Q22 recurring earnings of S/ 403 mm, up 3% QoQ & 53% YoY

•	Strong FY22 ROE levels in banking, insurance & payments, WM still impacted by M2M
•	90 bps yearly expansion in IFS’ NIM drives 7% growth in recurring revenues
•	Moderate growth in expenses helps quarterly efficiency levels improve to 34.8%
•	Solid capitalization levels
•	Positive developments in digital and ESG indicators

Banking: Solid year in banking activity

•	Resilient banking activity, moderating consumer dynamics
•	Shift in loan mix and repricing expand NIM further, up to 5.4% in 4Q22
•	Positive operating leverage drives quarterly efficiency ratio down to 38%
•	CoR builds up in line with shift in loan mix and risk profile
•	10 bps gain in total deposits market share, 14.9% in retail deposits

Insurance: FY22 earnings of S/ 248.1 million, ROE at 26.6%

•	Sequential recovery of investment portfolio on higher fixed income valuation
•	ROIP of 7.4% in 4Q22 compared to 7.9% in 3Q22 and 4.7% in 4Q21
•	Market leader in annuities with a 27.7% share in 4Q22

Wealth Management: Mild quarterly recovery

•	Positive net income in 4Q22 as investment losses fade out
•	AUM restrained due to market trends
•	Revenues recover due to normalization of other income

Payments: 19% growth in yearly earnings

•	Acquirer fees grew 8% QoQ and 32% YoY in 4Q22
•	Strong growth in number of merchants and transactional volumes
•	Share of e-commerce transactions within Izipay grew from 13.5% to 16.5% YoY
•	Almost 10 mm users in Plin with exponential growth in transactions

Intercorp Financial Services

SUMMARY

2022 Performance

Intercorp Financial Services’ profits were S/ 1,670.7 million in 2022, a 7.2% decrease compared to 2021. The lower net profit was mainly driven by a more than two-fold increase in impairment loss on loans, a 40.1% reduction in other income and growth of 18.6% in other expenses, in addition to a reported loss due to impairment of financial investments. These factors were partially offset by increases of 18.6% in net interest and similar income, and 38.1% in net fee income from financial services, as well as improvements in total premiums earned minus claims and benefits, and in translation result.

IFS’s ROE was 17.7% in 2022, lower than the 19.3% registered in 2021.

Intercorp Financial Services’ P&L statement

S/ million	2020	2021	2022	%chg 22/21	%chg 21/20
Interest and similar income	4,665.0	4,605.6	5,871.3	27.5%	(1.3)%
Interest and similar expenses	(1,192.3)	(1,057.9)	(1,662.1)	57.1%	(11.3)%
Net interest and similar income	3,472.7	3,547.7	4,209.2	18.6%	2.2%
Impairment loss on loans, net of recoveries	(2,393.9)	(381.6)	(830.6)	n.m.	(84.1)%
Recovery (loss) due to impairment of financial investments	(32.9)	30.9	(12.8)	n.m.	n.m.
Net interest and similar income after impairment loss	1,045.8	3,197.0	3,365.9	5.3%	n.m.
Fee income from financial services, net	723.5	823.8	1,137.4	38.1%	13.9%
Other income	776.7	905.6	542.4	(40.1)%	16.6%
Total premiums earned minus claims and benefits	(279.1)	(272.1)	(191.8)	(29.5)%	(2.5)%
Net Premiums	615.8	1,040.5	1,013.3	(2.6)%	69.0%
Adjustment of technical reserves	(100.8)	(395.3)	(345.1)	(12.7)%	n.m.
Net claims and benefits incurred	(794.1)	(917.3)	(860.0)	(6.3)%	15.5%
Other expenses	(1,910.7)	(2,262.8)	(2,683.9)	18.6%	18.4%
Income before translation result and income tax	356.3	2,391.6	2,170.0	(9.3)%	n.m.
Translation result	(45.7)	(89.3)	(36.8)	(58.8)%	95.3%
Income tax	72.9	(502.1)	(462.5)	(7.9)%	n.m.
Profit for the period	383.5	1,800.2	1,670.7	(7.2)%	n.m.
Attributable to IFS' shareholders	383.3	1,790.1	1,660.6	(7.2)%	n.m.
EPS	3.32	15.51	14.39
ROE	4.5%	19.3%	17.7%
ROA	0.5%	2.0%	1.9%
Efficiency ratio	32.2%	34.7%	36.1%

Net interest and similar income grew due to a 90 basis point increase in NIM in our Banking business and growth in interest and similar income in our Insurance business. These effects were partially offset by lower interest on financial investments and higher interest expenses in our Wealth Management business.

Impairment loss on loans, net of recoveries increased more than two-fold, explained by higher provision requirements in the retail and commercial loan books, associated with a deterioration of the macroeconomic outlook in Peru.

Growth in net fee income from financial services was mainly due to higher commissions across most products and services in our Banking business and higher fees from payments acquirer in our Payments business, where the number of merchants and monetary transactions grew 73% and 50%, respectively. However, lower fees from funds management in our Wealth Management business partially compensated the positive performance.

Other income decreased as a result of negative performances across all four business, in particular mark-to-market valuation on proprietary investments in our Wealth Management business, attributed to global market trends, as well as lower net gain on sale of securities and a reported net trading loss in our Insurance business.

Total premiums earned less claims and benefits improved due to reductions in net claims and benefits incurred, and in adjustment of technical reserves, partially offset by a slight decrease in net premiums.

The increase in other expenses was mostly attributed to higher expenses in technology and marketing related to our credit card business, as well as higher personnel expenses associated with sales of individual life premiums and higher administrative expenses in our Payments business given the sharp rise in business activity.

The efficiency ratio was 36.1% in 2022, weaker than the 34.7% registered in 2021 given the negative performance of other income.

Intercorp Financial Services’ Statement of financial position

S/ million	12.31.21	09.30.22	12.31.22	%chg 12.31.22/ 09.30.22	%chg 12.31.22/ 12.31.21
Assets
Cash and due from banks and inter-bank funds	17,134.5	12,941.6	13,489.5	4.2%	(21.3)%
Financial investments	24,547.3	24,899.4	22,787.6	(8.5)%	(7.2)%
Loans, net of unearned interest	45,070.5	47,128.8	47,530.9	0.9%	5.5%
Impairment allowance for loans	(2,064.9)	(2,034.7)	(2,027.9)	(0.3)%	(1.8)%
Property, furniture and equipment, net	815.1	787.6	791.4	0.5%	(2.9)%
Other assets	4,451.4	4,984.6	4,911.1	(1.5)%	10.3%
Total assets	89,953.9	88,707.3	87,482.6	(1.4)%	(2.7)%
Liabilities and equity
Deposits and obligations	48,897.9	49,279.7	48,530.7	(1.5)%	(0.8)%
Due to banks and correspondents and inter-bank funds	8,522.8	8,510.7	7,130.7	(16.2)%	(16.3)%
Bonds, notes and other obligations	8,389.7	8,192.9	7,906.3	(3.5)%	(5.8)%
Insurance contract liabilities	11,958.1	10,037.6	10,602.4	5.6%	(11.3)%
Other liabilities	2,630.0	3,172.5	3,266.6	3.0%	24.2%
Total liabilities	80,398.5	79,193.4	77,436.7	(2.2)%	(3.7)%
Equity, net
Equity attributable to IFS' shareholders	9,504.0	9,462.7	9,991.2	5.6%	5.1%
Non-controlling interest	51.3	51.2	54.8	6.9%	6.7%
Total equity, net	9,555.4	9,513.9	10,046.0	5.6%	5.1%
Total liabilities and equity net	89,953.9	88,707.3	87,482.6	(1.4)%	(2.7)%

4Q22 Performance

Intercorp Financial Services’ net profit was S/ 402.6 million in 4Q22, a reduction of S/ 210.8 million QoQ, or 34.4%, but an increase of S/ 138.2 million YoY, or 52.3%.

IFS’s annualized ROAE was 16.5% in 4Q22, below the 26.5% reported in 3Q22, but above the 10.9% registered in 4Q21.

It is worth mentioning that IFS’ results in 3Q22 were supported by extraordinary income of S/ 222.5 million from revaluation of Izipay’s assets at IFS. Excluding this one-off, ROE would have resulted in 17.1% in 3Q22.

Intercorp Financial Services’ P&L statement

S/ million	4Q21	3Q22	4Q22	%chg QoQ	%chg YoY
Interest and similar income	1,237.1	1,547.1	1,684.0	8.8%	36.1%
Interest and similar expenses	(290.7)	(462.9)	(535.4)	15.7%	84.2%
Net interest and similar income	946.4	1,084.2	1,148.5	5.9%	21.4%
Impairment loss on loans, net of recoveries	97.4	(209.6)	(278.0)	32.6%	n.m.
Recovery (loss) due to impairment of financial investments	(0.0)	(6.9)	(8.2)	18.0%	n.m.
Net interest and similar income after impairment loss	1,043.7	867.7	862.3	(0.6)%	(17.4)%
Fee income from financial services, net	222.9	316.3	323.2	2.2%	45.0%
Other income	(127.2)	306.4	136.9	(55.3)%	n.m.
Total premiums earned minus claims and benefits	(20.5)	(42.2)	(68.1)	61.4%	n.m.
Net Premiums	348.6	271.5	235.6	(13.2)%	(32.4)%
Adjustment of technical reserves	(151.5)	(95.1)	(79.8)	(16.1)%	(47.3)%
Net claims and benefits incurred	(217.6)	(218.6)	(223.9)	2.4%	2.9%
Other expenses	(639.4)	(687.6)	(744.7)	8.3%	16.5%
Income before translation result and income tax	479.4	760.5	509.7	(33.0)%	6.3%
Translation result	(21.6)	(7.1)	(1.3)	(82.3)%	(94.2)%
Income tax	(193.4)	(140.0)	(105.8)	(24.4)%	(45.3)%
Profit for the period	264.4	613.4	402.6	(34.4)%	52.3%
Attributable to IFS' shareholders	261.1	610.7	400.0	(34.5)%	53.2%
EPS	2.26	5.29	3.47
ROE	10.9%	26.5%	16.5%
ROA	1.2%	2.8%	1.8%
Efficiency ratio	44.6%	33.0%	34.8%

Quarter-on-quarter performance

Profits decreased 34.4% QoQ mainly due to a base effect in other income given the extraordinary income from revaluation of Izipay’s assets reported at the holding company level in the previous quarter, which offset improvements in other income in our Banking, Wealth Management and Payments businesses. Moreover, increases of 32.6% in impairment loss on loans and 8.3% in other expenses contributed to the reduction in earnings. Partially offsetting this, the 5.9% growth in net interest and similar income was driven by a 40 basis point increase in NIM in our Banking business.

IFS’ effective tax rate increased, from 18.6% in 3Q22 to 20.8% in 4Q22, given the absence of tax-exempt extraordinary income at the holding company level and a positive contribution to profits from Inteligo.

Year-on-year performance

Profits increased 52.3% YoY mainly due to positive performances in other income in our Banking, Insurance and Wealth Management businesses, in addition to growth in net interest and similar income, and higher net fee income in Banking, Insurance and Payments. These effects were partially compensated by a more than two-fold increase in impairment loss on loans, as well as 16.5% higher other expenses.

IFS’ effective tax rate decreased, from 42.2% in 4Q21 to 20.8% in 4Q22, as a result of a higher contribution to profits from Inteligo and Interseguro.

CONTRIBUTION BY SEGMENTS

The following table shows the contribution of Banking, Insurance, Wealth Management and Payments businesses to Intercorp Financial Services’ net profit. The performance of each of the four segments is discussed in detail in the following sections.

Intercorp Financial Services’ Profit by segment

S/ million	4Q21	3Q22	4Q22	%chg QoQ	%chg YoY
Banking	467.1	365.6	364.9	(0.2)%	(21.9)%
Insurance	13.4	100.5	31.9	(68.2)%	n.m.
Wealth Management	(76.6)	(41.0)	16.9	n.m.	n.m.
Payments	—	11.7	11.7	(0.1)%	n.m.
Corporate and eliminations	(139.4)	176.7	(22.9)	n.m.	(83.6)%
IFS profit for the period	264.4	613.4	402.6	(34.4)%	52.3%

Interbank

SUMMARY

2022 Performance

Interbank’s profits were S/ 1,374.1 million in 2022, which represented an increase of S/ 13.8 million YoY, or 1.0%.

The yearly performance was mainly attributed to increases of S/ 553.7 million in net interest and similar income, S/ 120.2 million in net fee income from financial services, in addition to a lower effective tax rate. These factors were partially offset by increases of S/ 453.9 million in impairment loss on loans and S/ 142.9 million in other expenses, as well as a reduction of S/ 77.1 million in other income and a negative performance in translation result.

Interbank’s ROE was 19.8% in 2022, representing a lower profitability compared to the 21.0% ROE reported in 2021.

Banking Segment’s P&L Statement

S/ million	2020	2021	2022	%chg 22/21	%chg 21/20
Interest and similar income	3,836.4	3,636.8	4,774.4	31.3%	(5.2)%
Interest and similar expense	(1,053.4)	(893.1)	(1,476.9)	65.4%	(15.2)%
Net interest and similar income	2,783.1	2,743.7	3,297.4	20.2%	(1.4)%
Impairment loss on loans, net of recoveries	(2,393.9)	(379.0)	(832.9)	n.m.	(84.2)%
Recovery (loss) due to impairment of financial investments	0.2	(0.5)	(0.7)	38.9%	n.m.
Net interest and similar income after impairment loss	389.3	2,364.2	2,463.8	4.2%	n.m.
Fee income from financial services, net	619.8	677.5	797.7	17.8%	9.3%
Other income	444.1	552.5	475.4	(14.0)%	24.4%
Other expenses	(1,533.5)	(1,787.9)	(1,930.8)	8.0%	16.6%
Income before translation result and income tax	(80.2)	1,806.2	1,806.1	(0.0)%	n.m.
Translation result	(6.0)	7.2	(22.8)	n.m.	n.m.
Income tax	80.5	(453.2)	(409.2)	(9.7)%	n.m.
Profit for the period	(5.7)	1,360.3	1,374.1	1.0%	n.m.
ROE	n.m.	21.0%	19.8%
Efficiency ratio	38.6%	42.7%	40.4%
NIM	4.6%	4.0%	4.9%
NIM on loans	7.8%	7.1%	7.7%

Net interest and similar income increased 20.2%, due to 31.3% higher interest and similar income, partially compensated by a 65.4% increase in interest and similar expense.

The higher interest and similar income was due to increases of more than three-fold in interest on due from banks and inter-bank funds, 67.8% in interest on financial investments and 25.3% in interest on loans.

Interest on due from banks and inter-bank funds increased S/ 115.4 million, or more than three-fold, explained by a 110 basis point increase in the nominal average rate, partially offset by a 29.8% decrease in the average volume explained by lower deposits at the Central Bank.

Interest on financial investments increased S/ 180.7 million, or 67.8%, due to growth of 140 basis points in the average yield and 9.7% in the average volume. The higher average yield, from 2.8% in 2021 to 4.2% in 2022, was due to higher returns on CDBCR, corporate bonds from financial institutions, sovereign bonds and global bonds. The increase in the average volume was mainly the result of higher CDBCR, corporate bonds from non-financial institutions and sovereign bonds, partially offset by lower positions in global bonds and corporate bonds from financial institutions.

Interest on loans grew S/ 841.4 million, or 25.3%, due to increases of 150 basis points in the nominal average rate and 4.7% in the average volume.

The higher average rate on loans, from 7.9% in 2021 to 9.4% in 2022, was due to yield increases in both retail and commercial segments.

The higher average volume of loans was attributed to growth of 14.4% in retail loans, partially offset by a 4.1% decrease in commercial loans. In the retail portfolio, the higher average volume was mainly due to increases of 18.4% in consumer loans and 8.6% in mortgages. The reduction in commercial loans was attributed to decreases of 12.1% in short and medium-term loans, as well as 4.9% in leasing operations, partially offset by a 26.4% increase in trade finance loans.

As a result of the above, the nominal average yield on interest-earning assets expanded 190 basis points, from 5.3% in 2021 to 7.2% in 2022.

The 65.4% higher interest and similar expense was due to an increase of more than two-fold in interest on deposits and obligations, as well as 46.2% higher interest on due to banks and correspondents, partially compensated by a 4.3% decrease in interest on bonds, notes and other obligations.

Interest on deposits and obligations increased S/ 531.4 million, or more than two-fold, explained by a 120 basis point increase in the average cost, from 0.8% in 2021 to 2.0% in 2022, partially offset by a 2.8% reduction in the average volume. The increase in the average cost was due to higher rates paid in institutional, commercial and retail deposits, associated with higher reference rates globally. The reduction in the average volume was attributed to lower institutional and commercial deposits, partially compensated by higher retail deposits.

Interest on due to banks and correspondents increased as a result of a 120 basis point increase in the average cost, from 1.7% in 2021 to 2.9% in 2022, partially compensated by a 12.6% reduction in the average volume. The higher average cost was due to higher rates paid to inter-bank funds, as well as to funding from correspondent banks abroad and the Central Bank. The lower average volume was explained by lower obligations with correspondent banks abroad and the Central Bank.

The lower interest on bonds, notes and other obligations was explained by a 2.3% reduction in the average volume, as well as a 10 basis point decrease in the nominal average cost. These effects were mostly attributable to the maturity of local subordinated bonds for S/ 137.9 million in June 2022.

The average cost of funding increased 100 basis points, from 1.5% in 2021 to 2.5% in 2022, in line with the higher implicit cost of deposits and due to banks and correspondents.

As a result of the above, net interest margin was 4.9% in 2022, 90 basis points higher than the 4.0% reported in 2021.

Impairment loss on loans, net of recoveries increased S/ 453.9 million, or more than two-fold, compared to the previous year. The increase in provision expenses was mainly related to higher requirements in the retail and commercial loan books, associated with a deterioration of the macroeconomic outlook in Peru.

The S/ 120.2 million, or 17.8% increase in net fee income from financial services was mainly due to higher commissions across most products and services.

Other income decreased S/ 77.1 million, or 14.0%, mainly due to reductions in net gain on sale of securities and net gain on foreign exchange transactions.

Other expenses increased S/ 142.9 million, or 8.0%, mainly as a result of higher expenses in technology and marketing expenses related to credit cards.

The efficiency ratio was 40.4% in 2022, an improvement compared to the 42.7% registered in 2021.

Results before translation result and income tax were S/ 1,806.1 million in 2022, relatively flat when compared to the result registered in 2021. However, bottom-line results improved due to the effect of a lower effective tax rate and despite a negative performance in translation result.

As a result of the above, profits for the period were S/ 1,374.1 million, compared to net profit of S/ 1,360.3 million in 2021.

4Q22 Performance

Interbank’s profits were S/ 364.9 million in 4Q22, a slight decrease of S/ 0.7 million QoQ, or 0.2%, and a reduction of S/ 102.2 million YoY, or 21.9%. The quarterly performance was mainly attributed to increases of S/ 68.6 million in impairment loss on loans, net of recoveries, and S/ 20.1 million in other expenses, in addition to a negative performance in translation result. These factors were partially offset by increases of S/ 74.9 million in net interest and similar income, and S/ 11.0 million in other income, as well as a lower effective tax rate.

The annual performance in net profit was also explained by growth of S/ 376.0 million in impairment loss on loans, net of recoveries, S/ 11.8 million in other expenses and a negative performance in translation result. These effects were partially compensated by increases of S/ 171.3 million in net interest and similar income, S/ 23.2 million in net fee income from financial services, and S/ 11.0 million in other income, together with a lower effective tax rate.

Interbank’s ROE was 20.2% in 4Q22, below the 21.4% and 27.8% registered in 3Q22 and 4Q21, respectively.

Banking Segment’s P&L Statement

S/ million	4Q21	3Q22	4Q22	%chg QoQ	%chg YoY
Interest and similar income	983.5	1,260.6	1,396.4	10.8%	42.0%
Interest and similar expense	(237.9)	(418.6)	(479.5)	14.5%	n.m.
Net interest and similar income	745.6	842.0	916.9	8.9%	23.0%
Impairment loss on loans, net of recoveries	97.8	(209.6)	(278.2)	32.7%	n.m.
Recovery (loss) due to impairment of financial investments	0.1	(0.3)	(0.4)	57.2%	n.m.
Net interest and similar income after impairment loss	843.5	632.1	638.3	1.0%	(24.3)%
Fee income from financial services, net	188.2	213.0	211.4	(0.7)%	12.3%
Other income	119.7	119.7	130.7	9.2%	9.1%
Other expenses	(496.0)	(487.7)	(507.8)	4.1%	2.4%
Income before translation result and income tax	655.4	477.2	472.7	(1.0)%	(27.9)%
Translation result	(14.2)	12.3	(15.5)	n.m.	9.5%
Income tax	(174.2)	(123.9)	(92.2)	(25.6)%	(47.1)%
Profit for the period	467.1	365.6	364.9	(0.2)%	(21.9)%
ROE	27.8%	21.4%	20.2%
Efficiency ratio	42.2%	40.1%	37.9%
NIM	4.4%	5.0%	5.4%
NIM on loans	7.4%	7.8%	8.2%

INTEREST-EARNING ASSETS

Interbank’s interest-earning assets reached S/ 64,660.1 million as of December 31, 2022, a reduction of 2.5% QoQ and 1.7% YoY.

The quarterly decrease in interest-earning assets was explained by a reduction of 20.3% in financial investments, partially offset by increases of 1.8% in cash and due from banks and inter-bank funds, and 1.3% in loans.

The YoY reduction in interest-earning assets was attributed to a 21.3% reduction in cash and due from banks and inter-bank funds, as well as a 4.7% decrease in financial investments. These effects were partially compensated by an increase of 5.9% in loans.

Interest-earning assets

S/ million	12.31.21	09.30.22	12.31.22	%chg 12.31.22/ 09.30.22	%chg 12.31.22/ 12.31.21
Cash and due from banks and inter-bank funds	14,420.8	11,144.2	11,348.4	1.8%	(21.3)%
Financial investments	10,062.2	12,025.9	9,586.3	(20.3)%	(4.7)%
Loans	41,307.4	43,176.0	43,725.3	1.3%	5.9%
Total interest-earning assets	65,790.4	66,346.1	64,660.1	(2.5)%	(1.7)%

Loan portfolio

S/ million	12.31.21	09.30.22	12.31.22	%chg 12.31.22/ 09.30.22	%chg 12.31.22/ 12.31.21
Performing loans
Retail	20,261.1	22,405.6	23,339.5	4.2%	15.2%
Commercial	20,963.5	20,640.4	20,252.3	(1.9)%	(3.4)%
Total performing loans	41,224.6	43,046.0	43,591.8	1.3%	5.7%
Restructured and refinanced loans	236.5	288.1	322.9	12.1%	36.5%
Past due loans	1,550.7	1,425.2	1,365.8	(4.2)%	(11.9)%
Total gross loans	43,011.8	44,759.3	45,280.5	1.2%	5.3%
Add (less)
Accrued and deferred interest	357.7	451.1	472.3	4.7%	32.1%
Impairment allowance for loans	(2,062.1)	(2,034.3)	(2,027.5)	(0.3)%	(1.7)%
Total direct loans, net	41,307.4	43,176.0	43,725.3	1.3%	5.9%

The evolution of performing continued to be affected by the disbursement and maturity or prepayment of commercial loans under the Reactiva Peru Program. As of December 31, 2022, these performing loans amounted S/ 2,020.3 million, compared to balances of S/ 2,657.3 million as of September 30, 2022 and S/ 4,429.5 million as of December 31, 2021.

Performing loans increased 1.3% QoQ, as retail loans sequentially grew 4.2%, while commercial loans slightly decreased 1.9%. Excluding the effect of the Reactiva Peru Program in the comparing periods, total performing loans and commercial loans would have increased 2.9% and 1.4% QoQ, respectively.

Retail loans grew 4.2% QoQ due to increases of 5.8% in consumer loans and 1.6% in mortgages. Growth in consumer loans resulted from higher balances of cash loans, vehicle loans and credit cards, as well as a 2.2% growth in payroll deduction loans.

The quarterly reduction in commercial loans was a result of lower short and medium-term lending across all business segments, partially offset by higher leasing operations in the mid-sized segment.

Performing loans grew 5.7% YoY explained by a 15.2% increase in retail loans, partially offset by a 3.4% reduction in commercial loans. Excluding the effect of the Reactiva Peru Program in the comparing periods, performing loans and commercial loans would have increased 13.0% and 10.3% YoY, respectively.

The YoY growth in retail loans was due to increases of 19.2% in consumer loans and 9.4% in mortgages. The increase in consumer loans resulted from higher credit cards and payroll deduction loans, among others.

The annual reduction in commercial loans was mainly explained by lower balances of Reactiva Peru loans within short and medium-term loans across all segments, partially offset by higher leasing operations in corporate and mid-sized segments, as well as trade finance loans across all segments.

In 4Q22, 3Q22 and 4Q21, Interbank’s rescheduled portfolio of Reactiva Peru loans amounted to S/ 1,476.4 million, S/ 1,707.3 million and S/ 1,974.2 million, respectively, representing 64.6% of total balances of Reactiva Peru loans in 4Q22, 58.1% in 3Q22 and 40.3% in 4Q21.

It is worth mentioning that these loans are guaranteed in large part by the Peruvian government. As of December 31, 2022, Interbank activated the guarantee coverage for an amount of S/ 587.5 million.

Breakdown of retail loans

S/ million	12.31.21	09.30.22	12.31.22	%chg 12.31.22/ 09.30.22	%chg 12.31.22/ 12.31.21
Consumer loans:
Credit cards & other loans	7,471.8	8,998.9	9,689.5	7.7%	29.7%
Payroll deduction loans(1)	4,542.1	4,529.1	4,629.1	2.2%	1.9%
Total consumer loans	12,013.9	13,528.0	14,318.7	5.8%	19.2%
Mortgages	8,247.1	8,877.6	9,020.8	1.6%	9.4%
Total retail loans	20,261.1	22,405.6	23,339.5	4.2%	15.2%

(1)	Payroll deduction loans to public sector employees.

FUNDING STRUCTURE

Funding structure

S/ million	12.31.21	09.30.22	12.31.22	%chg 12.31.22/ 09.30.22	%chg 12.31.22/ 12.31.21
Deposits and obligations	44,966.3	45,493.7	44,597.9	(2.0)%	(0.8)%
Due to banks and correspondents and inter-bank funds	8,112.7	7,925.8	6,756.6	(14.8)%	(16.7)%
Bonds, notes and other obligations	6,939.0	6,790.9	6,571.5	(3.2)%	(5.3)%
Total	60,018.0	60,210.4	57,926.0	(3.8)%	(3.5)%
% of funding
Deposits and obligations	74.9%	75.6%	77.0%
Due to banks and correspondents and inter-bank funds	13.5%	13.1%	11.7%
Bonds, notes and other obligations	11.6%	11.3%	11.3%

Interbank's funding base was still influenced by the funds provided by the Central Bank, associated with the bank’s involvement in the Reactiva Peru Program. As of December 31, 2022, the balance of such special funding was S/ 1,909.4 million, compared to S/ 2,598.7 million as of September 30, 2022 and S/ 4,389.9 million as of December 31, 2021.

The bank’s total funding base declined 3.8% QoQ, compared to the 2.5% decrease of interest-earning assets. This was explained by reductions of 14.8% in due to banks and correspondents and inter-bank funds, 3.2% in bonds, notes and other obligations and 2.0% in deposits and obligations. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base would have decreased 2.8% QoQ, while due to banks and correspondents and inter-bank funds would have decreased 9.0%.

The quarterly reduction in due to banks and correspondents and inter-bank funds was mainly the result of lower long-term funding provided by the Central Bank, partially offset by higher short and long-term funds from COFIDE, as well as higher funding provided by correspondent banks abroad.

The QoQ decline in bonds, notes and other obligations was mainly attributable to a 4.2% reduction of the foreign exchange rate with respect to 3Q22.

The quarterly reduction in deposits and obligations was mainly due to decreases of 8.7% in commercial deposits and 0.2% in retail deposits, partially offset by 10.4% growth in institutional deposits.

The bank’s total funding base decreased 3.5% YoY, compared to the 1.7% reduction of interest-earning assets. This was explained by reductions of 16.7% in due to banks and correspondents and inter-bank funds, 5.3% in bonds, notes and other obligations, and 0.8% in deposits and obligations. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base and due to banks and correspondents and inter-bank funds would have increased 0.7% and 30.2% YoY, respectively.

The YoY decrease in due to banks and correspondents and inter-bank funds was mainly the result of a reduction in long-term funding provided by the Central Bank, associated with lower funds for the Reactiva Peru Program, in addition to lower short-term funding provided by correspondent banks abroad. This was partially compensated by higher long-term funds provided by correspondent banks abroad and higher funding from COFIDE.

The annual decrease in bonds, notes and other obligations was mainly attributable to the maturity of local subordinated bonds for S/ 137.9 million in June 2022 and to a 4.3% reduction of the foreign exchange rate with respect to 4Q21.

The slight reduction in deposits and obligations was mainly explained by reductions of 9.6% in institutional deposits and 3.7% in commercial deposits, partially offset by a 3.3% increase in retail deposits.

As of December 31, 2022, the proportion of deposits and obligations to total funding was 77.0%, higher than the 74.9% reported as of December 31, 2021. Likewise, the proportion of institutional deposits to total deposits decreased from 13.9% as of December 31, 2021 to 12.7% as of December 31, 2022.

Breakdown of deposits

S/ million	12.31.21	09.30.22	12.31.22	%chg 12.31.22/ 09.30.22	%chg 12.31.22/ 12.31.21
By customer service:
Retail	22,911.8	23,726.1	23,670.0	(0.2)%	3.3%
Commercial	15,443.0	16,278.2	14,864.8	(8.7)%	(3.7)%
Institutional	6,251.7	5,119.7	5,650.5	10.4%	(9.6)%
Other	359.8	369.6	412.6	11.6%	14.7%
Total	44,966.3	45,493.7	44,597.9	(2.0)%	(0.8)%
By type:
Demand	12,310.6	13,688.9	12,020.7	(12.2)%	(2.4)%
Savings	22,541.9	21,331.5	20,911.8	(2.0)%	(7.2)%
Time	10,107.7	10,459.2	11,659.1	11.5%	15.3%
Other	6.1	14.1	6.2	(56.0)%	1.0%
Total	44,966.3	45,493.7	44,597.9	(2.0)%	(0.8)%

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	4Q21	3Q22	4Q22	%chg QoQ		%chg YoY
Interest and similar income	983.5	1,260.6	1,396.4	10.8%		42.0%
Interest and similar expense	(237.9)	(418.6)	(479.5)	14.5%		n.m.
Net interest and similar income	745.6	842.0	916.9	8.9%		23.0%
NIM	4.4%	5.0%	5.4%	40	bps	100	bps

Interest and similar income

S/ million	4Q21	3Q22	4Q22	%chg QoQ		%chg YoY
Interest and similar income
Due from banks and inter-bank funds	21.1	41.3	64.6	56.3%		n.m.
Financial investments	72.4	122.1	134.8	10.4%		86.4%
Loans	890.0	1,097.2	1,197.0	9.1%		34.5%
Total Interest and similar income	983.5	1,260.6	1,396.4	10.8%		42.0%
Average interest-earning assets	68,453.0	66,922.4	67,534.0	0.9%		(1.3)%
Average yield on assets (annualized)	5.7%	7.5%	8.3%	80	bps	260	bps

Interest and similar expense

S/ million	4Q21	3Q22	4Q22	%chg QoQ		%chg YoY
Interest and similar expense
Deposits and obligations	(105.2)	(269.8)	(313.1)	16.1%		n.m.
Due to banks and correspondents and inter-bank funds	(39.6)	(57.6)	(78.6)	36.3%		98.5%
Bonds, notes and other obligations	(93.2)	(91.2)	(87.8)	(3.8)%		(5.8)%
Total Interest and similar expense	(237.9)	(418.6)	(479.5)	14.5%		n.m.
Average interest-bearing liabilities	60,903.4	58,946.8	59,068.2	0.2%		(3.0)%
Average cost of funding (annualized)	1.6%	2.8%	3.2%	40	bps	160	bps

QoQ Performance

Net interest and similar income grew 8.9% QoQ due to a 10.8% increase in interest and similar income, partially offset by 14.5% growth in interest and similar expense.

The higher interest and similar income was due to increases of 56.3% in interest on due from banks and inter-bank funds, 10.4% in interest on financial investments and 9.1% in interest on loans.

Interest on due from banks and inter-bank funds grew S/ 23.3 million QoQ, or 56.3%, explained by an 80 basis point increase in the nominal average rate, in line with higher reference rates locally, as well as 3.1% growth in the average volume due to higher reserve funds at the Central Bank.

Interest on financial investments increased S/ 12.7 million QoQ, or 10.4%, due to a 70 basis point increase in the average yield, from 4.3% in 3Q22 to 5.0% in 4Q22, partially offset by a 4.2% decrease in the average volume.

Interest on loans grew S/ 99.8 million QoQ, or 9.1%, as the result of a 70 basis point increase in the average yield, together with 1.7% growth in the average loan portfolio.

The higher average rate on loans, from 9.8% in 3Q22 to 10.5% in 4Q22, was explained by yield increases of 90 basis points in commercial loans and 40 basis points in retail loans. In the commercial portfolio, rates increased across all products, particularly and trade finance loans. The yield increase in retail loans was due to higher rates on consumer loans.

The higher average volume of loans was attributed to 3.2% growth in retail loans and slightly higher commercial loans. In the retail portfolio, average volumes increased 4.0% in consumer loans and 1.8% in mortgages. In the commercial portfolio, average volumes increased 4.9% in trade finance loans and 3.6% in leasing operations, partially offset by a 4.1% decrease in working capital loans.

The nominal average yield on interest-earning assets increased 80 basis points QoQ, from 7.5% in 3Q22 to 8.3% in 4Q22, in line with the higher returns on all components of interest-earning assets.

The higher interest and similar expense was due to increases of 36.3% in interest on due to banks and correspondents, and 16.1% in interest on deposits and obligations, partially compensated by a 3.8% reduction in interest on bonds, notes and other obligations.

Interest on due to banks and correspondents increased S/ 21.0 million QoQ, or 36.3%, explained by a 130 basis point increase in the average cost, partially offset by a 5.1% reduction in the average volume. The higher average cost was explained by higher rates paid to funds from correspondent banks abroad and the Central Bank. The decrease in the average volume was mostly attributed to lower funding from the Central Bank, partially offset by higher funds provided by correspondent banks abroad.

The quarterly growth in interest on deposits and obligations was due to a 40 basis point increase in the average cost, from 2.4% in 3Q22 to 2.8% in 4Q22, in addition to a 1.1% increase in the average volume. The increase in the average cost was due to higher rates paid to institutional deposits, commercial deposits and retail time deposits, following the additional rate hikes globally. By currency, average balances of soles-denominated deposits grew 1.7% while average dollar-denominated deposits increased 0.1%.

The reduction in interest on bonds, notes and other obligations was attributed to a slightly lower average foreign exchange rate with respect to 3Q22.

The average cost of funding increased 40 basis points, from 2.8% in 3Q22 to 3.2% in 4Q22, as the result of the higher cost of due to banks and correspondents, and deposits.

As a result of the above, net interest margin was 5.4% in 4Q22, 40 basis points higher than the 5.0% reported in 3Q22.

YoY Performance

Net interest and similar income grew 23.0% YoY due to a 42.0% increase in interest and similar income, partially offset by growth of more than two-fold in interest and similar expense.

The higher interest and similar income was due to increases of more than three-fold in interest on due from banks and inter-bank funds, 86.4% in interest on financial investments and 34.5% in interest on loans.

Interest on due from banks and inter-bank funds grew S/ 43.5 million YoY, or more than three-fold, explained by growth of 180 basis points in the average yield, despite a 29.4% reduction in the average volume, mostly due to lower deposits at the Central Bank.

Interest on financial investments increased S/ 62.4 million YoY, or 86.4%, due to growth of 200 basis point in the average yield and 11.4% in the average volume. The increase in the nominal average rate, from 3.0% in 4Q21 to 5.0% in 4Q22, was the result of higher returns on CDBCR, corporate bonds, global bonds and sovereign bonds. Growth in the average volume was the result of higher balances of CDBCR and sovereign bonds, partially offset by lower volumes of corporate bonds and global bonds.

Interest on loans grew S/ 307.0 million YoY, or 34.5%, explained by increases of 220 basis points in the average yield and 6.2% in the average volume.

The increase in the average rate on loans, from 8.3% in 4Q21 to 10.5% in 4Q22, was mainly due to higher yields on commercial and consumer loans.

The higher average volume of loans was attributed to growth of 15.6% in retail loans, partially offset by a 2.7% reduction in commercial loans. In the retail portfolio, average volumes grew due to increases of 20.4% in consumer loans and 8.7% in mortgages. In the commercial portfolio, the lower average volume was mainly attributed to decreasing volumes in working capital loans, partially offset by higher trade finance loans and leasing operations.

The nominal average yield on interest-earning assets increased 260 basis points, from 5.7% in 4Q21 to 8.3% in 4Q22, in line with the higher returns on all components of interest-earning assets.

The higher interest and similar expense was due to increases of almost three-fold in interest on deposits and obligations, and almost two-fold in interest on due to banks and correspondents, while interest on bonds, notes and other obligations decreased 5.8%.

Interest on deposits and obligations increased S/ 207.9 million YoY, or almost three-fold, mostly explained by a 190 basis point increase in the average cost, from 0.9% in 4Q21 to 2.8% in 4Q22, partially offset by a 1.6% decrease in the average volume. By currency, average balances of soles-denominated deposits decreased 2.5% while average dollar-denominated deposits increased 0.1%.

Interest on due to banks and correspondents grew S/ 39.0 million YoY, or almost two-fold, as the result of a 230 basis point increase in the average cost, from 2.0% in 4Q21 to 4.3% in 4Q22, partially compensated by a 9.4% decrease in the average volume. The increase in the average cost was due to higher rates paid to funds from correspondent banks abroad, as well as inter-bank funds and the Central Bank, being this last component the one that explained the lower average volume.

The lower interest on bonds, notes and other obligations was explained by a 5.0% decrease in the average volume, mainly attributable to the maturity of S/ 137.9 million subordinated bonds in the local market in June 2022, in addition to the effect of a lower average foreign exchange rate with respect to 4Q21.

The average cost of funding increased 160 basis points, from 1.6% in 4Q21 to 3.2% in 4Q22, as a consequence of the higher implicit cost of deposits and due to banks and correspondents.

As a result of the above, net interest margin was 5.4% in 4Q22, 100 basis points higher than the 4.4% reported in 4Q21.

IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Impairment loss on loans, net of recoveries increased 32.7% QoQ and more than two-fold YoY.

The quarterly performance was explained by higher provision requirements in the retail loan book, partially offset by lower provision requirements in the commercial loan book. In the retail portfolio, the increase in provisions was mainly driven by higher requirements in credit cards and consumer loans, partially offset by lower requirements in mortgages. Conversely, the decrease in provisions in the commercial portfolio was explained by lower requirements across all segments.

The annual increase in provisions was mainly explained by higher requirements in the retail loan book, partially compensated by lower requirements in the commercial loan book. Higher requirements in the retail loan book were mostly related to consumer loans, partially offset by lower provision requirements in mortgages. The decrease in the commercial loan book was due to lower requirements across all segments.

As a result of the above, the annualized ratio of impairment loss on loans to average loans was 2.5% in 4Q22, higher than the 1.9% and the negative number reported in 3Q22 and 4Q21, respectively.

Impairment loss on loans, net of recoveries

S/ million	4Q21	3Q22	4Q22	%chg QoQ		%chg YoY
Impairment loss on loans, net of recoveries	97.8	(209.6)	(278.2)	32.7%		n.m.
Impairment loss on loans/average gross loans	(0.9)%	1.9%	2.5%	60	bps	340	bps
S3 NPL ratio (at end of period)	3.1%	2.5%	2.6%	10	bps	-50	bps
S3 NPL coverage ratio (at end of period)	159.4%	182.4%	173.5%	-890	bps	n.m.
Impairment allowance for loans	2,062.1	2,034.3	2,027.5	(0.3)%		(1.7)%

The Stage 3 NPL ratio increased 10 basis points QoQ but decreased 50 basis points YoY, to 2.6% in 4Q22. The quarterly growth was due to a 30 basis point increase in commercial loans’ NPL, while the NPL ratio for the retail portfolio decreased 10 basis points. The lower Stage 3 NPL ratio YoY was explained by a 70 basis point decrease in commercial loans’ NPL as well as a 20 basis point decrease in the retail loans’ NPL.

Furthermore, the S3 NPL coverage ratio was 173.5% as of December 31, 2022, lower than the 182.4% reported as of September 30, 2022, but higher than the 159.4% registered as of December 31, 2021.

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services decreased S/ 1.6 million QoQ, or 0.7%, mainly explained by higher expenses related to credit card branding and lower fees from indirect loans. These factors were partially offset by higher commissions from banking services, commissions from credit card services, fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, and fees from collection services.

Net fee income from financial services grew S/ 23.2 million YoY, or 12.3%, mainly due to higher commissions from credit card services, commissions from banking services, fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, as well as fees from collection services and indirect loans.

Fee income from financial services, net

S/ million	4Q21	3Q22	4Q22	%chg QoQ	%chg YoY
Income
Commissions from credit card services	95.3	116.6	121.0	3.7%	27.0%
Commissions from banking services	74.2	80.1	84.9	5.9%	14.4%
Maintenance and mailing of accounts, transfer fees and commissions on debit card services	65.3	72.5	73.1	0.8%	11.9%
Fees from indirect loans	16.1	17.9	17.7	(0.9)%	10.0%
Collection services	14.2	15.7	16.1	2.3%	13.7%
Other	11.9	13.6	9.4	(30.7)%	(20.6)%
Total income	276.9	316.5	322.2	1.8%	16.3%
Expenses
Insurance	(24.9)	(25.0)	(21.8)	(12.7)%	(12.4)%
Fees paid to foreign banks	(6.0)	(6.9)	(5.9)	(13.9)%	(1.4)%
Other	(57.8)	(71.6)	(83.0)	15.9%	43.7%
Total expenses	(88.7)	(103.5)	(110.7)	7.0%	24.8%
Fee income from financial services, net	188.2	213.0	211.4	(0.7)%	12.3%

OTHER INCOME

Other income grew S/ 11.0 million QoQ, mainly explained by the contribution of extraordinary concepts and a lower net loss on sale of financial investments, partially offset by a lower net gain on foreign exchange transactions and on financial assets at fair value through profit or loss.

Other income also increased S/ 11.0 million YoY mostly due a higher net gain on foreign exchange transactions and on financial assets through profit or loss.

Other income

S/ million	4Q21	3Q22	4Q22		%chg QoQ	%chg YoY
Net gain on foreign exchange transactions and on financial assets at fair value through profit or loss	84.1	108.2	99.6	(1)	(8.0)%	18.5%
Net gain on sale of financial investments	(0.3)	(3.4)	(0.7)		(79.9)%	n.m.
Other	35.9	14.9	31.7		n.m.	(11.7)%
Total other income	119.7	119.7	130.7		9.2%	9.1%

(1)	Includes S/ 113.3 million of net gain on foreign exchange transactions and S/ -13.7 million of net gain (loss) on financial assets at fair value though profit or loss (derivatives).

OTHER EXPENSES

Other expenses increased S/ 20.1 million QoQ, or 4.1%, and S/ 11.8 million YoY, or 2.4%.

The quarterly growth in other expenses was explained by higher administrative expenses, depreciation and amortization, among other charges, partially offset by lower salaries and employee benefits.

The annual increase was the result of higher administrative expenses, in addition to slightly higher depreciation and amortization charges. These effects were partially compensated by lower salaries and employee benefits.

The efficiency ratio was 37.9% in 4Q22, an improvement compared to the 40.1% reported in 3Q22 and the 42.2% registered in 4Q21.

Other expenses

S/ million	4Q21	3Q22	4Q22	%chg QoQ		%chg YoY
Salaries and employee benefits	(160.3)	(166.9)	(155.6)	(6.8)%		(2.9)%
Administrative expenses	(217.6)	(239.9)	(253.9)	5.8%		16.7%
Depreciation and amortization	(66.8)	(63.7)	(67.6)	6.1%		1.1%
Other	(51.3)	(17.1)	(30.6)	78.7%		(40.3)%
Total other expenses	(496.0)	(487.7)	(507.8)	4.1%		2.4%
Efficiency ratio	42.2%	40.1%	37.9%	-220	bps	-430	bps

REGULATORY CAPITAL

The ratio of regulatory capital to risk-weighted assets (RWA) was 15.1% as of December 31, 2022, slightly below the 15.2% reported as of September 30, 2022 and the 15.9% registered as of December 31, 2021.

In 4Q22, risk-weighted assets (APR) grew 3.4% QoQ due to higher capital requirements for credit risk and operational risk, partially offset by lower capital requirements for market risk. The higher RWA for credit risk were attributed to an increase of RWA for loans and other assets, partially offset by lower RWA for financial investments.

Total regulatory capital increased 2.5% QoQ, mainly attributed to lower unrealized loss on investments available for sale compared to 3Q22, partially compensated by the effect of a lower foreign exchange rate on the balance of subordinated, dollar-denominated bonds.

The annual reduction in the total capital ratio was due to a 12.4% increase in RWA, partially offset by a 6.8% growth in regulatory capital. The YoY increase in RWA was mostly attributed to higher capital requirements for credit risk and operating risk. RWA for credit risk grew due to higher RWA for loans, in addition to a higher risk weight applied to intangible assets by disposition of the SBS, with impact on the bank’s increasing digital investments.

Regulatory capital increased YoY mainly as a result of the addition of S/ 758.4 million in capital, reserves and earnings with capitalization agreement during the last twelve months. These effects were partially compensated by a decrease in capital treatment of local subordinated debt for S/ 68.5 million, as well as a lower exchange rate.

Also, it is worth mentioning that in June 2021, the SBS issued the Official Document No. 27358-2021 which refers to the Emergency Decree No. 037-2021, by which it established that, from April 2021 to March 2022, the minimum regulatory capital ratio requirement is reduced from 10% to 8%. Moreover, DU N°003-2022 established that the minimum regulatory capital ratio requirement would remain at 8% until August 2022 and then increase to 8.5% until the end of March 2023. As of the date of this report and as mentioned before, the minimum regulatory capital requirement climbed to 8.5%.

As of December 31, 2022, Interbank’s capital ratio of 15.1% was significantly higher than its risk-adjusted minimum capital ratio requirement, established at 9.8%. As previously mentioned, the minimum regulatory capital ratio requirement was 8.5%, while the additional capital requirement for Interbank was 1.3% as of December 31, 2022. Furthermore, Core Equity Tier 1 (CET1) was 12.0% as of December 31, 2022, above the 11.6% reported as of September 30, 2022, but below the 12.5% registered as of December 31, 2021.

Regulatory capital

S/ million	12.31.21	09.30.22	12.31.22	%chg 12.31.22/ 09.30.22		%chg 12.31.22/ 12.31.21
Tier I capital	6,262.1	6,639.5	7,016.4	5.7%		12.0%
Tier II capital	2,873.5	2,873.0	2,738.4	(4.7)%		(4.7)%
Total regulatory capital	9,135.6	9,512.4	9,754.8	2.5%		6.8%
Risk-weighted assets (RWA)	57,570.3	62,558.4	64,690.1	3.4%		12.4%
Total capital ratio	15.9%	15.2%	15.1%	-10	bps	-80	bps
Tier I capital / RWA	10.9%	10.6%	10.8%	20	bps	-10	bps
CET1	12.5%	11.6%	12.0%	40	bps	-50	bps

Interseguro

SUMMARY

2022 Performance

Interseguro’s profits reached S/ 248.1 million in 2022, a S/ 24.6 million or 9.0% decrease compared to the previous year.

The full-year performance was mainly due to a S/ 188.8 million reduction in other income, mostly explained by a lower net gain on sale of securities and a reported net trading loss, in addition to S/ 48.7 million higher other expenses and S/ 33.2 million lower impairment recovery. These effects were partially compensated by an increase of S/ 125.0 million in net interest and similar income, as well as positive performances of S/ 80.2 million in total premiums earned minus claims and benefits, and S/ 41.1 million in translation result.

Insurance Segment’s P&L Statement

S/ million	2020	2021	2022	%chg 22/21	%chg 21/20
Interest and similar income	655.0	803.0	940.9	17.2%	22.6%
Interest and similar expenses	(84.0)	(117.5)	(130.5)	11.0%	39.9%
Net Interest and similar income	571.0	685.4	810.4	18.2%	20.0%
Recovery (loss) due to impairment of financial investments	(33.8)	33.2	(0.0)	n.m.	n.m.
Net Interest and similar income after impairment loss	537.2	718.6	810.4	12.8%	33.8%
Fee income from financial services, net	(6.1)	(6.8)	(7.2)	5.3%	12.3%
Other income	201.7	234.7	45.9	(80.4)%	16.4%
Total premiums earned minus claims and benefits	(279.1)	(272.0)	(191.8)	(29.5)%	(2.5)%
Net premiums	615.8	1,040.6	1,013.4	-2.6%	69.0%
Adjustment of technical reserves	(100.8)	(395.3)	(345.1)	(12.7)%	292.2%
Net claims and benefits incurred	(794.1)	(917.3)	(860.0)	(6.3)%	15.5%
Other expenses	(286.0)	(350.3)	(399.0)	13.9%	22.5%
Income before translation result and income tax	167.7	324.2	258.4	(20.3)%	93.3%
Translation result	(26.6)	(51.5)	(10.4)	(79.8)%	93.6%
Income tax	—	—	—	n.m.	n.m.
Profit for the period	141.1	272.7	248.0	(9.1)%	93.2%
ROE	18.9%	28.2%	26.6%
Efficiency ratio	11.0%	12.2%	9.1%

Net interest and similar income was S/ 810.4 million in 2022, an increase of S/ 125.0 million compared to 2021, explained by S/ 137.9 million growth in interest and similar income, partially offset by a S/ 13.0 million increase in interest and similar expenses.

Recovery (loss) due to impairment of financial investments was negligible in 2022, compared to a gain of S/ 33.2 million in the previous year, attributable to the greater volatility in financial markets compared to 2021.

Other income was S/ 45.9 million, a S/ 188.8 million decrease compared to 2021, mainly due to reductions of S/ 152.1 million in net gain on sale of securities, S/ 82.5 million in net gain (loss) on financial assets at fair value through profit or loss and S/ 2.9 million in net gain on valuation of real estate investments. These factors were partially offset by increases of S/ 8.1 million in rental income and S/ 40.5 million in other income.
Total premiums earned less claims and benefits were S/ -191.8 million in 2022, compared to S/ -272.0 million reported in 2021. The positive performance was due to reductions of S/ 57.3 million in net claims and benefits incurred, and S/ 50.2 million in adjustment of technical reserves, partially offset by a decrease of S/ 27.2 million in net premiums.

The yearly performance in net premiums was mainly due to a decrease of S/ 136.3 million in annuities, which was partially offset by increases of S/ 67.5 million in retail insurance and S/ 41.7 million in individual life.

The lower adjustment of technical reserves in 2022 was driven mainly by decreases of S/ 44.8 million in annuities and S/ 18.1 million in individual life, partially offset by an increase of S/ 12.8 million in retail insurance. The decrease in technical reserves for annuities was mostly related to lower premiums, partially compensated by higher reserves for inflation-indexed annuities due to an increase in the inflation rate.

Other expenses were S/ 399.0 million in 2022, a S/ 48.7 million increase when compared to 2021, mainly explained by increases of S/ 25.9 million third-party commissions, as well as S/ 23.7 million in salaries and employee’s benefits and other expenses associated with higher individual life premiums.

4Q22 Performance

Interseguro’s profits reached S/ 31.9 million in 4Q22, which represented a decrease of S/ 68.6 million QoQ, but an increase of S/ 18.5 million YoY.

The quarterly decrease was mainly due to a S/ 25.9 million negative performance in the insurance underwriting result, in addition to S/ 23.8 million higher other expenses and S/ 11.6 million lower other income.

The annual performance in net profit was mainly explained by a S/ 37.8 million positive reversion in other income, and a S/ 36.9 million increase in net interest and similar income. However, these factors were offset by a S/ 47.6 million negative performance in the insurance underwriting result, as well as a S/ 12.1 million growth in other expenses.

As a result, Interseguro’s ROE was 13.8% in 4Q22, lower than the 46.8% reported in 3Q22, but higher than the 5.7% registered 4Q21.

Insurance Segment’s P&L Statement

S/ million	4Q21	3Q22	4Q22	%chg QoQ	%chg YoY
Interest and similar income	211.9	243.2	245.1	0.8%	15.7%
Interest and similar expenses	(40.6)	(31.2)	(37.0)	18.6%	-8.8%
Net Interest and similar income	171.3	212.0	208.2	(1.8)%	21.5%
Recovery (loss) due to impairment of financial investments	1.0	(0.7)	(4.3)	n.m.	n.m.
Net Interest and similar income after impairment loss	172.4	211.4	203.8	(3.6)%	18.3%
Fee income from financial services, net	(2.7)	(2.0)	(1.6)	-19.5%	-38.9%
Other income	(22.6)	26.8	15.2	(43.3)%	n.m.
Total premiums earned minus claims and benefits	(20.5)	(42.2)	(68.1)	61.3%	233.0%
Net premiums	348.7	271.5	235.6	-13.2%	-32.4%
Adjustment of technical reserves	(151.5)	(95.1)	(79.8)	(16.1)%	-47.3%
Net claims and benefits incurred	(217.6)	(218.6)	(223.9)	2.4%	2.9%
Other expenses	(100.9)	(89.2)	(113.0)	26.6%	12.0%
Income before translation result and income tax	25.8	104.7	36.3	(65.3)%	41.1%
Translation result	(12.4)	(4.2)	(4.4)	3.6%	-64.5%
Income tax	—	—	—	n.m.	n.m.
Profit for the period	13.4	100.5	31.9	(68.2)%	139.2%
ROE	5.7%	46.8%	13.8%
Efficiency ratio	16.2%	8.8%	2.7%

RESULTS FROM INVESTMENTS

Results from Investments (1)

S/ million	4Q21	3Q22	4Q22	%chg QoQ	%chg YoY
Interest and similar income	211.9	243.2	245.1	0.8%	15.7%
Interest and similar expenses	(27.1)	(18.7)	(23.9)	28.3%	(11.5)%
Net interest and similar income	184.8	224.6	221.2	(1.5)%	19.7%
Recovery (loss) due to impairment of financial investments	1.0	(0.7)	(4.3)	n.m.	n.m.
Net Interest and similar income after impairment loss	185.9	223.9	216.9	(3.1)%	16.7%
Net gain (loss) on sale of financial investments	31.3	(12.7)	1.4	n.m.	(95.4)%
Net gain (loss) on financial assets at fair value through profit or loss	(26.5)	7.6	7.3	(4.3)%	n.m.
Rental income	14.9	15.1	15.1	0.1%	1.2%
Gain on sale of investment property	—	—	—	n.m.	n.m.
Valuation gain (loss) from investment property	(47.3)	(0.2)	(9.6)	n.m.	n.m.
Other(1)	(4.9)	5.1	(4.1)	n.m.	(17.8)%
Other income	(32.5)	14.9	10.1	n.m.	n.m.
Results from investments	153.3	238.8	227.0	(5.0)%	48.0%
(1)	Only includes transactions related to investments.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments was S/ 221.2 million in 4Q22, a decrease of S/ 3.4 million or 1.5% QoQ, but an increase of S/ 36.4 million or 19.7% YoY.

The quarterly performance was mainly explained by growth of S/ 5.2 million in interest and similar expenses.

The yearly performance was mostly due to higher interest and similar income, mainly attributed to a larger fixed income portfolio, as well as higher interest and inflation rates.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Loss due to impairment of financial investments was S/ -4.3 million in 4Q22, compared to a loss of S/ -0.7 million in 3Q22 and a gain of S/ 1.0 million in 4Q21.

Loss due to impairment of financial investments was relevant in 4Q22 due to the prevailing political uncertainty in Peru.

OTHER INCOME

Other income related to investments was S/ 10.1 million in 4Q22, a decrease of S/ 4.8 million QoQ, but an increase of S/ 42.6 million YoY.

The quarterly decrease was explained by reductions of S/ 9.4 million on valuation gain (loss) from investment property, and S/ 9.2 million in other transactions. These effects were partially compensated by increases of S/ 14.1 million in net gain (loss) on sale of financial investments.

The annual growth was mainly due to increases of S/ 33.8 million in net gain (loss) on financial assets at fair value through profit or loss and S/ 37.7 million in valuation gain (loss) from investment property, partially offset by a reduction of S/ 29.9 million in net gain (loss) on sale of financial investments.

TOTAL PREMIUMS EARNED MINUS CLAIMS AND BENEFITS

Total Premiums Earned Minus Claims And Benefits

S/ million	4Q21	3Q22	4Q22	%chg QoQ	%chg YoY
Net premiums	348.7	271.5	235.6	(13.2)%	(32.4)%
Adjustment of technical reserves	(151.5)	(95.1)	(79.8)	(16.1)%	(47.3)%
Net claims and benefits incurred	(217.6)	(218.6)	(223.9)	2.4%	2.9%
Total premiums earned minus claims and benefits	(20.5)	(42.2)	(68.1)	61.3%	233.0%

Total premiums earned minus claims and benefits were S/-68.1 million in 4Q22, representing a reduction of S/ 25.9 million QoQ and S/ 47.6 million YoY.

The quarterly result was explained by decreases of S/ 35.9 million in net premiums and S/ 15.3 million in adjustment of technical reserves, partially offset by an increase of S/ 5.3 million in net claims and benefits incurred.

The annual performance was explained by decreases of S/ 113.1 million in net premiums and S/ 71.1 million in adjustment of technical reserves, partially offset by an increase of S/ 6.3 million in net claims and benefits incurred.

NET PREMIUMS

Net Premiums by Business Line

S/ million	4Q21	3Q22	4Q22	%chg QoQ	%chg YoY
Annuities	231.5	132.6	93.2	(29.7)%	(59.8)%
D&S	0.0	0.0	0.0	—	13.5%
Individual Life	48.3	57.4	60.0	4.6%	24.4%
Retail Insurance	68.8	81.5	82.4	1.1%	19.7%
Net Premiums	348.7	271.5	235.6	(13.2)%	(32.4)%

Net premiums were S/ 235.6 million in 4Q22, representing reductions of S/ 35.9 million, or 13.2% QoQ, and S/ 113.1 million, or 32.4% YoY.

The quarterly result was explained by a decrease of S/ 39.4 million in annuities, attributed to a lower market share, partially offset by increases of S/ 2.6 million in individual life premiums and S/ 0.9 million in retail insurance. It is worth mentioning that the higher premiums in retail insurance were mainly related to growth of S/ 2.1 million in credit life insurance, S/ 1.3 million in card protection, partially compensated by a reduction of S/ 2.7 million in Mandatory Traffic Accident (SOAT).

The annual performance in net premiums was explained by a decrease of S/ 138.3 million in annuities, explained by a market contraction and a lower market share, partially offset by increases of S/ 13.6 million in retail insurance and S/ 11.7 million in individual life. It is worth mentioning that the higher premiums in retail insurance were mostly attributed to growth of S/ 12.1 million in credit life insurance and S/ 1.8 million in SOAT, while card protection remained relatively stable YoY.

ADJUSTMENT OF TECHNICAL RESERVES

Adjustment of Technical Reserves by Business Line

S/ million	4Q21	3Q22	4Q22	%chg QoQ	%chg YoY
Annuities	(127.9)	(64.6)	(43.3)	(33.0)%	(66.2)%
Individual Life	(17.0)	(22.9)	(30.8)	34.5%	80.6%
Retail Insurance	(6.6)	(7.6)	(5.8)	(24.3)%	(12.2)%
Adjustment of technical reserves	(151.5)	(95.1)	(79.8)	(16.1)%	(47.3)%

Adjustment of technical reserves was S/ 79.8 million in 4Q22, a decrease of S/ 15.3 million QoQ and S/ 71.7 million YoY.

The quarterly decrease was explained by lower reserve requirements of S/ 21.3 million for annuities and S/ 1.8 million for retail insurance, partially offset by an increase of S/ 7.9 million in individual life.

The annual performance in adjustment of technical reserves was mainly explained by a lower reserve requirement for annuities of S/ 84.6 million, partially offset by a higher requirement for individual life of S/ 13.8 million, mostly attributed to higher premiums.

NET CLAIMS AND BENEFITS INCURRED

Net Claims and Benefits Incurred by Business Line

S/ million	4Q21	3Q22	4Q22	%chg QoQ	%chg YoY
Annuities	(190.4)	(185.8)	(190.1)	2.3%	(0.2)%
D&S	(0.6)	(0.0)	(0.0)	0.0%	(100.0)%
Individual Life	(5.6)	(2.8)	(2.3)	(17.3)%	(58.9)%
Retail Insurance	(21.1)	(30.0)	(31.5)	4.9%	49.6%
Net claims and benefits incurred	(217.6)	(218.6)	(223.9)	2.4%	2.9%

Net claims and benefits incurred reached S/ 223.9 million in 4Q22, representing increases of S/ 5.3 million QoQ and S/ 6.3 million YoY.

The quarterly performance was mainly the result of a S/ 4.3 million increase in annuity benefits and S/ 1.5 million in retail insurance claims.

The annual performance was explained by an increase of S/ 10.4 million in retail insurance claims, mostly attributed to growth of S/ 6.5 million in credit life insurance, S/ 0.6 million in card protection and S/ 0.3 million in SOAT claims.

OTHER EXPENSES

Other Expenses

S/ million	4Q21	3Q22	4Q22	%chg QoQ	%chg YoY
Salaries and employee benefits	(27.9)	(16.2)	6.4	n.m.	n.m.
Administrative expenses	(21.6)	(14.5)	(11.1)	(23.3)%	(48.6)%
Depreciation and amortization	(6.0)	(5.7)	(5.5)	(3.4)%	(9.6)%
Expenses related to rental income	(2.0)	(3.2)	(0.2)	(93.6)%	(89.6)%
Other	(43.4)	(49.7)	(102.6)	106.6%	136.5%
Other expenses	(100.9)	(89.2)	(113.0)	26.6%	12.0%

Other expenses increased S/ 23.8 million QoQ, or 26.6%, and S/ 12.1 million YoY, or 12.0%, in consideration of amendments of reported personnel expenses in 3Q22.

Inteligo

SUMMARY

2022 Performance

Inteligo’s bottom-line result was a loss of S/ -141.4 million in 2022, a negative result compared to profits of S/ 283.5 million reported in 2021. This was mainly attributable to a reversion in other income, from gains of S/ 136.1 million in 2021 to losses of S/ -244.5 million in 2022, due to a negative mark-to-market valuation of the proprietary portfolio, in turn related to global market trends.

Other factors that explained the yearly performance were a 17.1% decrease in net fee income from financial services, due to lower fees from funds management, and an 8.5% contraction in net interest and similar income, mainly explained by a reduction of S/ 12.3 million in interest on financial investments and higher interest expenses.

On the commercial front, Inteligo’s prospection process showed good results in terms of new account openings and AUM growth in Private Wealth Management. However, these results were offset by a lower mark-to-market valuation of assets under management and a lower exchange rate. Consequently, Inteligo’s AUM decreased 7.2% on a YoY basis.

Inteligo's ROE was not meaningful in 2022, due to the significant impact of the mark-to-market loss on the full-year results.

Wealth Management Segment’s P&L Statement

S/ million	2020	2021	2022	%chg 22/21	%chg 21/20
Interest and similar income	163.4	154.3	155.1	0.5%	(5.6)%
Interest and similar expenses	(51.7)	(39.8)	(50.3)	26.3%	(22.9)%
Net interest and similar income	111.8	114.5	104.8	(8.5)%	2.4%
Impairment loss of loans, net of recoveries	(0.0)	(2.5)	2.4	n.m.	n.m.
Recovery (loss) due to impairment of financial investments	0.7	(1.6)	(12.0)	n.m.	n.m.
Net interest and similar income after impairment loss	112.5	110.3	95.2	(13.7)%	(1.9)%
Fee income from financial services, net	164.0	197.0	163.3	(17.1)%	20.1%
Other income	106.6	136.1	(244.5)	n.m.	27.7%
Other expenses	(128.0)	(143.4)	(145.5)	1.4%	12.0%
Income before translation result and income tax	255.0	299.9	(131.5)	n.m.	17.6%
Translation result	(3.8)	(7.6)	(7.1)	(5.6)%	96.8%
Income tax	(8.0)	(8.8)	(2.8)	(68.3)%	10.1%
Profit for the period	243.1	283.5	(141.4)	n.m.	16.6%
ROE	28.0%	23.0%	n.m.
Efficiency ratio	33.3%	31.6%	n.m.

When compared to 2021, Inteligo’s net interest and similar income decreased 8.5% or S/ 9.7 million, while net fee income from financial services declined S/ 33.6 million or 17.1%.

Other income represented a loss of S/ -244.5 million, a S/ 380.5 million decrease when compared to gains in 2021, mainly attributable to negative mark-to-market valuations on investments.

Other expenses slightly increased by S/ 2.1 million, or 1.4% in 2022, when compared with 2021.

4Q22 Performance

Inteligo’s bottom-line result was S/ 16.9 million in 4Q22, a positive result compared to losses reported both in 3Q22 and 4Q21.

The quarterly performance was mainly explained by a lower mark-to-market loss on proprietary portfolio investments. Particularly, net trading results reverted from a loss of S/ 61.9 million in 3Q22 to a gain of S/ 0.6 million in 4Q22. Other factors that partially offset this result were a 22.8% decrease in net interest and similar income, as well as a 11.0% increase in other expenses and a 7.4% decrease in net fee income from financial services.

The annual performance in profits was mainly attributable to a positive reversion of net trading results, despite reporting a loss in sale of financial investments. However, decreases of 22.3% in net fee income from financial services and 21.6% in net interest and similar income partially compensated the positive development in other income.

From a business development perspective, Inteligo’s prospection process continued to show positive results in terms of new account openings and assets under management growth in Private Wealth Management. However, these results were offset by a lower mark-to-market valuation of assets under management and a lower exchange rate. Consequently, Inteligo’s AUM decreased 3.1% QoQ, and 7.2% YoY as of December 31, 2022.

Inteligo’s ROE was 7.6% in 4Q22, an improvement compared to the situation in 3Q22 and 4Q21.

Wealth Management Segment’s P&L Statement

S/ million	4Q21	3Q22	4Q22	%chg QoQ	%chg YoY
Interest and similar income	40.5	43.3	41.9	(3.2)%	3.4%
Interest and similar expenses	(10.1)	(12.4)	(18.0)	45.9%	78.4%
Net interest and similar income	30.4	30.9	23.9	(22.8)%	(21.6)%
Impairment loss on loans, net of recoveries	(0.4)	(0.0)	0.2	n.m.	n.m.
Recovery (loss) due to impairment of financial investments	(1.2)	(6.0)	(3.5)	(42.6)%	n.m.
Net interest and similar income after impairment loss	28.8	24.9	20.6	(17.4)%	(28.7)%
Fee income from financial services, net	48.1	40.3	37.4	(7.4)%	(22.3)%
Other income	(110.5)	(68.1)	(5.1)	(92.5)%	(95.4)%
Other expenses	(40.3)	(34.7)	(38.5)	11.0%	(4.5)%
Income before translation result and income tax	(74.0)	(37.6)	14.3	n.m.	n.m.
Translation result	(2.5)	(1.8)	3.0	n.m.	n.m.
Income tax	(0.2)	(1.7)	(0.4)	(76.8)%	n.m.
Profit for the period	(76.6)	(41.0)	16.9	n.m.	n.m.
ROAE	n.m.	n.m.	7.6%
Efficiency ratio	n.m.	n.m.	67.8%

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM reached S/ 21,317.4 million in 4Q22, a S/ 674.8 million or 3.1% decrease QoQ and a S/ 1,663.3 million or 7.2% decrease YoY, mostly explained by a lower mark-to-market valuation and a lower exchange rate.

Client deposits were S/ 4,098.8 million in 4Q22, a S/ 79.5 million or 2.0% growth QoQ, but a S/ 73.0 million or 1.7% decrease YoY. The conversion of cash positions from clients to investments in securities remains limited due to market conditions.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	4Q21	3Q22	4Q22	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	2.0	4.2	7.9	90.1%	n.m.
Financial Investments	22.1	17.8	9.1	(49.0)%	(58.9)%
Loans	16.4	21.3	24.9	16.9%	51.5%
Total interest and similar income	40.5	43.3	41.9	(3.2)%	3.4%
Interest and similar expenses
Deposits and obligations	(9.2)	(10.3)	(16.8)	62.3%	82.4%
Due to banks and correspondents	(0.9)	(2.0)	(1.2)	(38.2)%	n.m.
Total interest and similar expenses	(10.1)	(12.4)	(18.0)	45.9%	78.4%
Net interest and similar income	30.4	30.9	23.9	(22.8)%	(21.6)%

Inteligo’s net interest and similar income was S/ 23.9 million in 4Q22, a S/ 7.1 million, or 22.8% decrease when compared with 3Q22, mainly explained by lower dividends received from financial investments. However, interest on loans continued to increase mainly driven by the increase in the reference rate of the FED during this quarter.

Net interest and similar income decreased S/ 6.6 million YoY, or 21.6%, as a result of a lower interest income from investments and higher interest expense on deposits.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

S/ million	4Q21	3Q22	4Q22	%chg QoQ	%chg YoY
Income
Brokerage and custody services	3.0	2.4	2.9	19.9%	(4.7)%
Funds management	45.4	38.3	34.8	(9.0)%	(23.3)%
Total income	48.5	40.7	37.7	(7.3)%	(22.2)%
Expenses
Brokerage and custody services	(0.2)	(0.2)	(0.2)	10.1%	(9.3)%
Others	(0.2)	(0.2)	(0.2)	(15.5)%	(10.9)%
Total expenses	(0.4)	(0.4)	(0.3)	(4.9)%	(10.1)%
Fee income from financial services, net	48.1	40.3	37.4	(7.4)%	(22.3)%

Net fee income from financial services was S/ 37.4 million in 4Q22, a decrease of S/ 3.0 million, or 7.4% when compared to the previous quarter, mainly explained by lower fees from the wealth management segment.

On a YoY basis, net fee income from financial services decreased S/ 10.7 million, or 22.3%, mainly due to lower fees from funds management and the wealth management segment. This was explained by a lower frequency of client transactions, in turn driven by the persistent volatility and uncertainty in the financial markets.

OTHER INCOME

Other income

S/ million	4Q21	3Q22	4Q22	%chg QoQ	%chg YoY
Net gain on sale of financial investments	13.0	(5.5)	(4.7)	(14.6)%	n.m.
Net trading gain (loss)	(120.4)	(61.9)	0.6	n.m.	n.m.
Other	(3.1)	(0.7)	(1.1)	48.4%	(65.3)%
Total other income	(110.5)	(68.1)	(5.1)	(92.5)%	(95.4)%

Inteligo’s other income (loss) reached S/ -5.1 million in 4Q22, compared to a loss of S/ -68.1 million in 3Q22, which represented an improvement but still negative results mainly attributable to a mark-to-market loss, in turn associated with negative global market trends. The YoY reversion in net trading results also explained the better performance in other income (loss) when compared with 4Q21.

OTHER EXPENSES

Other expenses

S/ million	4Q21	3Q22	4Q22	%chg QoQ	%chg YoY
Salaries and employee benefits	(23.1)	(20.6)	(21.5)	4.1%	(7.0)%
Administrative expenses	(12.4)	(10.1)	(12.6)	24.4%	1.7%
Depreciation and amortization	(3.7)	(3.7)	(4.0)	7.0%	7.6%
Other	(1.2)	(0.2)	(0.5)	91.4%	(60.4)%
Total other expenses	(40.3)	(34.7)	(38.5)	11.0%	(4.5)%
Efficiency ratio	n.m.	n.m.	67.8%

Other expenses reached S/ 38.5 million in 4Q22, an increase of S/ 3.8 million or 11.0% QoQ, mainly due to higher personnel and administrative expenses.

On a yearly basis, other expenses decreased S/ 1.8 million, or 4.5% YoY, mainly as a result of S/ 1.6 million lower personnel expenses.

Izipay

SUMMARY

2022 Performance

Izipay’s profits were S/ 51.2 million in 2022, an increase of S/ 8.2 million or 19.1% compared to the previous year.

The bottom-line performance was mainly explained by 24.9% growth in net fee income from financial services, in turn related to higher income from payments acquirer where the number of merchants and monetary transactions grew 73% and 50%, respectively. These positive developments were partially offset by a 23.1% increase in other expenses, mainly due to higher administrative expenses given the sharp rise in business activity.

Izipay’s ROE was 26.7% in 2022, lower than the 30.2% reported in 2021.

Payments Segment’s P&L Statement (1)

Payments' P&L statement	2021	2022	%chg 22/21
Interest and similar income	0.0	1.6	n.m.
Interest and similar expenses	(2.4)	(1.8)	(27.3)%
Net interest and similar income	(2.4)	(0.2)	(92.9)%
Fee income from financial services, net	271.3	338.9	24.9%
Payments acquirer	411.8	636.9	54.7%
Correspondent banking	43.2	44.8	3.7%
Credit cards processor	29.7	31.4	5.6%
Service Cost	(213.4)	(374.2)	75.3%
Other income	41.9	39.6	-5.5%
Other expenses	(239.4)	(294.6)	23.1%
Income before translation result and income tax	71.4	83.6	17.1%
Translation result	(4.0)	(0.6)	-84.0%
Income tax	(24.5)	(31.8)	30.0%
Profit for the period	43.0	51.2	19.1%
ROE	30.2%	26.7%
Efficiency ratio	56.5%	66.8%
(1)	Proforma for 2021 and 1Q22.

4Q22 Performance

Izipay’s profits were S/ 11.7 million in 4Q22, relatively flat QoQ and 15.1% higher YoY.

In 4Q22, quarterly growth in net fee income from financial services was compensated by higher administrative expenses related to further customer acquisition.

The annual performance in net profit was mainly explained by 11.2% growth in net fee income from financial services, in turn related to higher income from payments acquirer where the number of merchants and monetary transactions grew 73% and 33%, respectively. These developments came together with a 6.1% increase in other expenses, mainly due to higher administrative expenses given the expansion of business activity.

Izipay’s ROE was 22.3% in 4Q22, lower than the 23.6% and 25.5% reported in 3Q22 and 4Q21, respectively.

Payments Segment’s P&L Statement (1)

S/ million	4Q21	3Q22	4Q22	%chg QoQ	%chg YoY
Interest and similar income	0.0	0.5	0.9	94.3%	n.m.
Interest and similar expenses	(0.6)	(0.4)	(0.4)	6.5%	(32.1)%
Net interest and similar income	(0.6)	0.1	0.5	n.m.	n.m.
Fee income from financial services, net	83.5	84.9	92.8	9.3%	11.2%
Payments acquirer	137.0	167.6	180.9	8.0%	32.1%
Correspondent banking	12.4	12.1	11.6	(4.8)%	(6.7)%
Credit cards processor	8.1	7.5	8.8	18.0%	9.6%
Service Cost	(74.0)	(102.3)	(108.5)	6.1%	46.6%
Other income	16.7	8.6	13.9	61.1%	(17.0)%
Other expenses	(80.8)	(76.5)	(85.8)	12.2%	6.1%
Income before translation result and income tax	18.8	17.1	21.4	24.9%	13.9%
Translation result	(1.7)	2.6	(2.0)	n.m.	16.0%
Income tax	(6.8)	(8.0)	(7.6)	(3.8)%	11.7%
Profit for the period	10.2	11.7	11.7	(0.1)%	15.1%
ROE	25.5%	23.6%	22.3%
Efficiency ratio	54.4%	69.7%	70.6%

(1)	Proforma for 4Q21.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

S/ million	4Q21	3Q22	4Q22	%chg QoQ	%chg YoY
Income
Payments acquirer	137.0	167.6	180.9	8.0%	32.1%
Correspondent banking	12.4	12.1	11.6	(4.8)%	(6.7)%
Credit cards processor	8.1	7.5	8.8	18.0%	9.6%
Total income	157.5	187.2	201.4	7.6%	27.9%
Expenses
Service Cost	(74.0)	(102.3)	(108.5)	6.1%	46.6%
Total expenses	(74.0)	(102.3)	(108.5)	6.1%	46.6%
Fee income from financial services, net	83.5	84.9	92.8	9.3%	11.2%

Net fee income from financial services was S/ 92.8 million in 4Q22, an increase of S/ 7.9 million QoQ, or 9.3%, mainly driven by higher income from payments acquirer, partially offset by higher acquirer license fees within the service cost, associated with a higher level of business activity.

On a YoY basis, net fee income from financial services grew S/ 9.3 million, or 11.2%, mainly explained by higher transactional volumes in the acquirer business that resulted in an increase of 32.0% in income from payments acquirer. This was partially offset by growth in service costs, as a result of increased transactional volumes of foreign-issued cards.

OTHER EXPENSES

Other expenses

S/ million	4Q21	3Q22	4Q22	%chg QoQ	%chg YoY
Salaries and employee benefits	(14.9)	(17.6)	(17.6)	(0.2)%	18.2%
Administrative expenses	(32.4)	(38.6)	(46.6)	20.6%	43.6%
Depreciation and amortization	(6.9)	(9.0)	(11.6)	27.8%	67.2%
Other	(26.6)	(11.2)	(10.1)	(9.9)%	(62.1)%
Total other expenses	(80.8)	(76.5)	(85.8)	12.2%	6.1%
Efficiency ratio	54.4%	69.7%	70.6%

Other expenses reached S/ 85.8 million in 4Q22, an increase of S/ 9.3 million QoQ, or 12.2%, mostly due to higher administrative expenses related to customer acquisition, and POS’s depreciation.

On a YoY basis, other expenses grew S/ 5.0 million, or 6.1%, mainly as a result of higher administrative expenses due to increased customer acquisition, as well as higher POS’s depreciation and salaries and benefits to employees.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated financial statements as of December 31, 2022 (unaudited) and 2021 (audited) and for the years then ended

Interim consolidated financial statements as of December 31, 2022 (unaudited) and 2021 (audited) and for the years then ended

Content

Interim consolidated financial statements

Interim consolidated statement of financial position	3

Interim consolidated statement of income	4

Interim consolidated statement of other comprehensive income	5

Interim consolidated statement of changes in equity	6

Interim consolidated statement of cash flows	7

Notes to the interim consolidated financial statements	9

Interim consolidated statement of financial position

As of December 31, 2022 (unaudited) and 2021 (audited)

	Note	31.12.2022	31.12.2021
		S/(000)	S/(000)
Assets
Cash and due from banks	4(a)
Non-interest bearing		4,012,293	3,931,419
Interest bearing		8,712,874	12,488,242
Restricted funds		468,244	684,804
		13,193,411	17,104,465
Inter-bank funds	4(e)	296,119	30,002
Financial investments	5	22,787,598	24,547,294
Loans, net:	6
Loans, net of unearned interest		47,530,853	45,070,500
Impairment allowance for loans		(2,027,855)	(2,064,917)
		45,502,998	43,005,583
Investment property	7	1,287,717	1,224,454
Property, furniture and equipment, net		791,432	815,118
Due from customers on acceptances		45,809	152,423
Intangibles and goodwill, net		1,633,202	1,044,749
Other accounts receivable and other assets, net	8	1,778,559	1,887,454
Deferred Income Tax asset, net		165,787	142,367
Total assets		87,482,632	89,953,909
Liabilities and equity
Deposits and obligations	9
Non-interest bearing		8,684,678	9,270,255
Interest bearing		39,846,030	39,627,689
		48,530,708	48,897,944
Inter-bank funds	4(e)	30,012	—
Due to banks and correspondents	10	7,100,646	8,522,849
Bonds, notes and other obligations	11	7,906,303	8,389,672
Due from customers on acceptances		45,809	152,423
Insurance contract liabilities	12	10,602,372	11,958,058
Other accounts payable, provisions and other liabilities	8	3,138,932	2,477,601
Deferred Income Tax liability, net		81,899	—
Total liabilities		77,436,681	80,398,547
Equity, net	13
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017
Treasury stock		(3,363)	(3,363)
Capital surplus		532,771	532,771
Reserves		6,000,000	5,200,000
Unrealized results, net		(613,280)	(168,300)
Retained earnings		3,037,030	2,904,912
		9,991,175	9,504,037
Non-controlling interest		54,776	51,325
Total equity, net		10,045,951	9,555,362
Total liabilities and equity, net		87,482,632	89,953,909

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of income

For the years ended December 31, 2022 (unaudited) and 2021 (audited)

	Note	31.12.2022	31.12.2021
		S/(000)	S/(000)
Interest and similar income	15	5,871,302	4,605,625
Interest and similar expenses	15	(1,662,098)	(1,057,937)
Net interest and similar income		4,209,204	3,547,688
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(830,551)	(381,577)
(Loss) recovery due to impairment of financial investments	5(c)	(12,752)	30,898
Net interest and similar income after impairment loss		3,365,901	3,197,009
Fee income from financial services, net	16	1,137,386	823,808
Net gain on foreign exchange transactions		380,154	423,022
Net (loss) gain on sale of financial investments	5(b)	(60,448)	288,923
Net (loss) gain on financial assets at fair value through profit or loss	5(e) and 8(b)	(262,093)	24,800
Net gain on investment property	7(b)	84,631	79,399
Other income	17	400,202	89,498
		1,679,832	1,729,450
Insurance premiums and claims
Net premiums earned	18	668,197	645,267
Net claims and benefits incurred for life insurance contracts and others	18	(859,991)	(917,346)
		(191,794)	(272,079)
Other expenses
Salaries and employee benefits		(852,050)	(807,382)
Administrative expenses		(1,179,788)	(965,505)
Depreciation and amortization		(336,226)	(279,690)
Other expenses	17	(315,845)	(210,192)
		(2,683,909)	(2,262,769)
Income before translation result and Income Tax		2,170,030	2,391,611
Translation result		(36,836)	(89,320)
Income Tax		(462,537)	(502,112)
Net profit for the year		1,670,657	1,800,179
Attributable to:
IFS’s shareholders		1,660,581	1,790,155
Non-controlling interest		10,076	10,024
		1,670,657	1,800,179
Earnings per share attributable to IFS’s shareholders, basic and diluted (stated in Soles)	19	14.388	15.510
Weighted average number of outstanding shares (in thousands)	19	115,418	115,419

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of other comprehensive income

For the years ended December 31, 2022 (unaudited) and 2021 (audited)

	31.12.2022	31.12.2021
	S/(000)	S/(000)
Net profit for the year	1,670,657	1,800,179
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Revaluation of (loss) gains on equity instruments at fair value through other comprehensive income	(21,979)	146,161
Income Tax	273	(31)
Total unrealized (loss) gain that will not be reclassified to the consolidated statement of income	(21,706)	146,130
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	(1,836,867)	(2,282,111)
Income Tax	11,261	8,404
	(1,825,606)	(2,273,707)
Insurance premiums reserve	1,520,980	1,392,280
Net movement of cash flow hedges	(60,100)	97,943
Income Tax	5,816	(15,696)
	(54,284)	82,247
Translation of foreign operations	(50,165)	95,674
Total unrealized loss to be reclassified to the consolidated statement of income in subsequent periods	(409,075)	(703,506)
Other comprehensive income for the year	(430,781)	(557,376)
Total comprehensive income for the period, net of Income Tax	1,239,876	1,242,803
Attributable to:
IFS’s shareholders	1,231,914	1,236,980
Non-controlling interest	7,962	5,823
	1,239,876	1,242,803

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of changes in equity

For the years ended December 31, 2022 (unaudited) and 2021 (audited)

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserves	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non-controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2021	115,447	(24)	1,038,017	(2,769)	532,771	5,200,000	297,212	1,667,103	(1,255,845)	(37,108)	165,411	1,303,317	8,908,109	45,840	8,953,949
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,790,155	1,790,155	10,024	1,800,179
Other comprehensive income	—	—	—	—	—	—	145,899	(2,266,729)	1,389,995	81,986	95,674	—	(553,175)	(4,201)	(557,376)
Total comprehensive income	—	—	—	—	—	—	145,899	(2,266,729)	1,389,995	81,986	95,674	1,790,155	1,236,980	5,823	1,242,803
Declared and paid dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(633,853)	(633,853)	—	(633,853)
Purchase of treasury stock, Note 13(b)	—	(5)	—	(594)	—	—	—	—	—	—	—	—	(594)	—	(594)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(328)	(328)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(451,898)	—	—	—	—	451,898	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	(6,605)	(6,605)	(10)	(6,615)
Balance as of December 31, 2021	115,447	(29)	1,038,017	(3,363)	532,771	5,200,000	(8,787)	(599,626)	134,150	44,878	261,085	2,904,912	9,504,037	51,325	9,555,362
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,660,581	1,660,581	10,076	1,670,657
Other comprehensive income	—	—	—	—	—	—	(21,663)	(1,821,183)	1,518,484	(54,140)	(50,165)	—	(428,667)	(2,114)	(430,781)
Total comprehensive income	—	—	—	—	—	—	(21,663)	(1,821,183)	1,518,484	(54,140)	(50,165)	1,660,581	1,231,914	7,962	1,239,876
Declared dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(751,532)	(751,532)	—	(751,532)
Transfer of retained earnings to reserves, Note 13(e)	—	—	—	—	—	800,000	—	—	—	—	—	(800,000)	—	—	—
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,511)	(4,511)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(16,313)	—	—	—	—	16,313	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	6,756	6,756	—	6,756
Balance as of December 31, 2022	115,447	(29)	1,038,017	(3,363)	532,771	6,000,000	(46,763)	(2,420,809)	1,652,634	(9,262)	210,920	3,037,030	9,991,175	54,776	10,045,951

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of cash flows

For the years ended December 31, 2022 (unaudited) and 2021 (audited)

	31.12.2022	31.12.2021
	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the year	1,670,657	1,800,179
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	830,551	381,577
Loss (recovery) due to impairment of financial investments	12,752	(30,898)
Depreciation and amortization	336,226	279,690
Provision for sundry risks	12,661	14,872
(Gain) loss on Deferred Income Tax	(442)	205,752
Net loss (gain) on sale of financial investments	60,448	(288,923)
Net loss (gain) of financial assets at fair value through profit or loss	262,093	(24,800)
Net gain for valuation of investment property	(19,146)	(21,969)
Translation result	36,836	89,320
Increase in accrued interest receivable	(168,454)	(16,108)
Increase (decrease) in accrued interest payable	121,325	(63,839)
Net changes in assets and liabilities
Net increase in loan portfolio	(3,204,130)	(2,949,964)
Net decrease (increase) in other accounts receivable and other assets	586,854	(199,227)
Net decrease (increase) in restricted funds	225,659	(75,308)
(Decrease) increase in deposits and obligations	(467,213)	1,893,763
Decrease in due to banks and correspondents	(1,460,228)	(1,138,320)
Increase in other accounts payable, provisions and other liabilities	34,415	2,149,979
Decrease (increase) of investments at fair value through profit or loss	481,088	(659,972)
Net cash (used in) provided by operating activities	(648,048)	1,345,804

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statements of cash flows (continued)

	31.12.2022	31.12.2021
	S/(000)	S/(000)
Cash flows from investing activities
Net purchase of investments at fair value through other comprehensive income and at amortized cost	(857,590)	(1,911,799)
Purchase of property, furniture and equipment	(131,513)	(87,282)
Purchase of intangible assets	(230,032)	(170,528)
Purchase of investment property	(34,404)	(156,892)
Purchase of subsidiaries, net of cash received	(505,861)	—
Net cash used in investing activities	(1,759,400)	(2,326,501)
Cash flows from financing activities
Dividends paid	(751,532)	(633,853)
Payments of bonds, notes and other obligations	(137,900)	(91,000)
Net increase in receivable inter-bank funds	(266,117)	(11,897)
Net increase (decrease) in payable inter-bank funds	29,542	(30,945)
Purchase of treasury stock, net	—	(594)
Dividend payments to non-controlling interest	(4,511)	(30)
Lease payments	(144,831)	(93,379)
Net cash used in financing activities	(1,275,349)	(861,698)
Net decrease in cash and cash equivalents	(3,682,797)	(1,842,395)
Foreign exchange (loss) gain on cash and cash equivalents	(25,738)	112,787
Cash and cash equivalents at the beginning of the year	16,416,311	18,145,919
Cash and cash equivalents at the end of the year	12,707,776	16,416,311

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the interim consolidated financial statements

As of December 31, 2022 (unaudited) and 2021 (audited)

1.	Business activity
(a)	Business activity -

Intercorp Financial Services Inc. (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Peru Ltd. (henceforth “Intercorp Peru”), a holding Company incorporated in 1997 in the Commonwealth of the Bahamas. As of December 31, 2022 and 2021, Intercorp Peru holds directly and indirectly 70.65 percent of the issued capital stock of IFS, equivalent to 70.64 percent of the outstanding capital stock of IFS.

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of December 31, 2022 and 2021, IFS holds 99.30 percent of the capital stock of Banco Internacional del Peru S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”) and 100 percent of the capital stock of Procesos de Medios de Pago and its subsidiary Izipay S.A.C (henceforth "Izipay Group", "Izipay" or "acquired entities"), acquired in April 2022, see (c).

The operations of Interbank, Interseguro and Izipay are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama.

The interim consolidated financial statements as of December 31,2022, have been approved by the Audit Committee and Board’s Meeting held on February 09 and 13, 2023, respectively. The audited consolidated financial statements as of December 31, 2021, were approved by the General Shareholders’ Meeting held on March 31, 2022.

(b)Global pandemic Covid-19 –

(b.1)State of National and Sanitary Emergency

In March 2020, the World Health Organization declared “Covid-19” as a global pandemic, with a significant impact on the world economy. In Peru, the government declared a State of National and Sanitary Emergency with a series of measures that affected both businesses and the population at large. The reopening of economic activities began since mid-2020, through the establishment of targeted measures by region and new rules of social cohabitation.

During 2022, the Peruvian government extended the State of Sanitary Emergency until February 2023 and repealed the State of National Emergency.

(b.2)Economic measures adopted by the Peruvian Government before Covid-19 impact

The Peruvian government implemented extraordinary measures to secure the continuity of the economy’s payment chain. The main measures implemented in the financial system were related to facilities for loans rescheduling (payment deferrals), suspension of counting of past due days, partial or total withdrawal of deposits from compensation from service time accounts, Repo operations with the BCRP and the launching of credit programs guaranteed by the Peruvian Government, such as “Reactiva Peru”.

Under the program “Reactiva Peru”, Interbank granted loans for S/6,617,142,000. As of December 31,2022, the balance of loans granted under this program amounts to S/2,357,201,000, including accrued interest for S/57,254,000. As of that date, the amount covered by the Peruvian Government amounts to S/2,040,379,000 (as of December 31, 2021, it maintained S/4,976,073,000, including accrued interest for S/79,936,000, out of which S/4,421,999,000 are covered by the Peruvian Government). It should be noted that during the year 2021, the Peruvian Government established measures aimed to the rescheduling of these loans. As of December 31, 2022 and 2021, the balance of rescheduled loans under the “Reactiva Peru” program amounts to approximately S/1,473,770,000 and S/1,974,180,000, respectively.

(c)Acquisition of Procesos de Medios de Pago S.A. and Subsidiary (Izipay)

Until March 2022, the Group (through its subsidiary Interbank) held 50 percent of Izipay. In April 2022, IFS acquired the remaining 50 percent of Izipay's share capital, thus completing the 100 percent of Izipay Group's share capital. The amount paid by IFS amounted to US$83,775,000 (equivalent to approximately S/312,647,000). The economic activity of the acquired companies is explained in greater detail in Note 2(g).

The acquisition made by IFS was recorded using the “Step acquisition” accounting method, pursuant to IFRS 3 “Business Combinations”. According to this method, the acquirer company must readjust to fair value the previously held equity interest in the acquiree entities. Additionally, assets and liabilities must be recorded at their fair values estimated at the acquisition date, including the identified intangible assets and the resulting goodwill that were not recorded in the statements of financial position of each acquired entity.

In this sense, as a result of the acquisition of IFS and pursuant to the accounting regulation in force, the previous participation was adjusted to its fair value with an effect of S/222,513,000, recorded in September 2022 and presented in the caption "Other income and (expenses)” of the interim consolidated statement of income, see note 17. The fair values of the assets and liabilities of the acquired entities as of March 31, 2022, the date closest to the takeover, are presented below:

Fair value of the acquired entities
S/(000)
Assets -
Cash	119,432
Trade accounts receivable and other receivables	178,982
Inventory	13,600
Deferred costs	102,687
Property, furniture and equipment	83,486
Right-of-use assets	6,593
Intangibles	331,421
Other assets	50,399

Liabilities -
Financial obligations	26,251
Trade accounts payable and other payables	319,456
Deferred income	25,190
Other liabilities	6,815
Deferred income tax	122,024
Total identifiable net assets at fair value	386,864
Goodwill	238,429
Market value of acquired entities	625,293

2.	Subsidiaries

IFS’s Subsidiaries are the following:

(a)Banco Internacional del Peru S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendence of Banking, Insurance and Private Pension Funds (henceforth “SBS”, by its Spanish acronym) to operate as a universal bank in accordance with Peruvian legislation. The Bank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of December 31,2022, Interbank had 164 offices (189 offices as of December 31, 2021). Additionally, it holds approximately 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.
Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

(b)Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Peru (henceforth “Patrimonio Fideicometido – Interproperties Peru”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro included in this structured entity as of December 31, 2022 and 2021, amounted to S/93,994,000 and S/71,302,000, respectively. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Peru). The Group has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, the Group has consolidated the silos containing the investment properties that it controls.

(c)Inteligo Group Corp. and Subsidiaries -

Inteligo is an entity incorporated in the Republic of Panama. As of December 31, 2022 and 2021, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Peru Holding S.A.C.

Financial holding company incorporated in Peru in December 2018.

As of December 31, 2022 and 2021, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Entity	Activity

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019 and provides investment consultancy and related services.

(d)Negocios e Inmuebles S.A. and Holding Retail Peru S.A. -

These entities were acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in year 2017. In April 2021, Negocios e Inmuebles S.A. (absorbing company) merged with Holding Retail Peru S.A. (absorbed company), the latter being extinguished without liquidation. As of December 31, 2022 and 2021, Negocios e Inmuebles S.A., hold 8.50 percent of Interseguro’s capital stock.

(e)San Borja Global Opportunities S.A.C. -

Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the name of Shopstar (online marketplace), dedicated to the sale of products from different stores locally.

(f)IFS Digital S.A.C. -

Entity incorporated in August 2020, which its corporate purpose is to perform any type of investments and related services.

(g)Procesos de Medios de Pago and Izipay (Izipay) –

Both companies were acquired in April 2022, as detailed in Note 1(c). Procesos de Medios de Pago is dedicated to the development, management and operation of the shared service of transaction processing of credit and debit cards, through the acquirer role for the trademarks MasterCard, Visa and other private trademarks; also, it renders the processing service, through the issuer role, to entities of the financial system. Izipay is dedicated to the facilitation of payments and services, offering its services of technological, operating and safety infrastructure through the affiliation of commercial stores, as well as installation and maintenance of infrastructure for transactions through the electronic commerce modality, interconnected with the networks of payment methods processors.

As indicated in Note 1(c), in April 2022, IFS acquired control of Izipay, becoming it its Subsidiary. Since then, Izipay consolidates its financial information together with that of IFS. The investment that Interbank held in Izipay until March 31, 2022, is presented as investments in associates in the consolidated financial statements.

3.	Significant accounting policies and first adoption of International Financial Reporting Standard No. 17 "Insurance Contracts"

3.1Basis of presentation and use of estimates –

The interim consolidated financial statements as of December 31, 2022 and, 2021, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the IFS’s audited consolidated financial statements as of December 31, 2022 and 2021 (henceforth “Annual Consolidated Financial Statements”).

The accompanying interim consolidated financial statements have been prepared on the historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim consolidated financial statements, in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim consolidated financial statements.

In that sense, the estimates and criteria are continually assessed and are based on historical experience, as well as other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill, the liabilities for insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets and property, furniture and equipment, the estimation of deferred Income Tax and the determination of the terms and estimation of the interest rate of the lease contracts.

3.2Basis of consolidation –

The interim consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate financial information with its Subsidiaries is described in Note 3.3 to the Annual Consolidated Financial Statements and has not changed since then, except for the inclusion of the new subsidiary Izipay, as of April 2022.

3.3First adoption of International Financial Reporting Standard No. 17 "Insurance Contracts" –

In May 2017, the IASB issued IFRS “Insurance Contracts”, which replaces IFRS 4 “Insurance Contracts”, issued in 2005. IFRS 17 applies to all types of insurance contracts and is effective for periods beginning on January 1, 2023.

Following is the description of the main impacts from the adoption of IFRS 17:

a)	Classification and measurement –

The adoption of IFRS 17 has not changed the classification of the Group’s insurance contracts. However, it establishes specific principles for the recognition and measurement of insurance contracts held by the Group.

The key principles of IFRS 17 consider that the Group:

-

Identifies insurance contracts as those under which the entity accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

-	Recognizes and separates in insurance contracts investment components and goods or services components from insurance services and records them according to other standards.
-	Divides insurance contracts into groups that it recognizes and measures:
-	A risk-adjusted present value of the future cash flows (fulfillment cash flow, or “FCF”).

Plus:

-	The unearned profit in the group of contracts, called contractual service margin, or “CSM”.
-

Recognizes profit from a group of insurance contracts over each period the Group provides insurance contract services, as the Group is released from risk. If a group of contracts is expected to be onerous (i.e., loss-making) over the remaining coverage period, the Group recognizes the loss immediately.

b)	Transition –

On the basis on current preliminary estimations, it is expected that the adoption of IFRS 17 may result in a reduction of the Group’s net equity that would oscillate between 8 and 10 percent, to be recorded in retained earnings as of January 1, 2023.

4.	Cash and due from banks and inter-bank funds
(a)	This caption is made up as follows:

	31.12.2022	31.12.2021
	S/(000)	S/(000)
Cash and clearing (b)	2,865,251	2,363,326
Deposits in the BCRP (b)	6,918,526	10,445,851
Deposits in banks (c)	2,923,999	3,607,134
Accrued interest	17,391	3,350
	12,725,167	16,419,661
Restricted funds (d)	468,244	684,804
Total	13,193,411	17,104,465
(b)

In accordance with rule in force, Interbank must maintain a legal reserve to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows.

	31.12.2022	31.12.2021
	S/(000)	S/(000)
Legal reserve (*)
Deposits in the BCRP	6,055,726	6,366,151
Cash in vaults	2,719,277	2,171,601
Subtotal legal reserve	8,775,003	8,537,752
Non-mandatory reserve
Overnight deposit in BCRP	762,800	—
Cash and clearing	145,903	191,673
Term deposits in BCRP (**)	100,000	4,079,700
Subtotal non-mandatory reserve	1,008,703	4,271,373
Cash balances not subject to legal reserve	71	52
Total	9,783,777	12,809,177

(*) The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrues interest at a nominal annual rate. As of December 31, 2022 and, 2021, the excess in foreign currency gained interest in US Dollars at an annual average rate of 3.79 and 0.01 percent, respectively. During 2022 and 2021, Interbank did not keep excess reserves in national currency.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(**) As of December 31, 2022, corresponded to a term deposit in local currency that Interbank maintained in the BCRP, matured in the first days of January 2023, and accrued interest at an annual interest rate of 7.50 percent (five term deposits in local currency that Interbank maintained in the BCRP, matured in the first days of January 2022, and accrued interest at an annual interest rate of 2.50 percent, as of December 31, 2021).

(c)	Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d)	The Group maintains restricted funds related to:

	31.12.2022	31.12.2021
	S/(000)	S/(000)
Inter-bank transfers (*)	431,052	141,681
Derivative financial instruments, Note 8(b)	34,784	121,613
Repurchase agreements with BCRP (**)	—	419,410
Others	2,408	2,100
Total	468,244	684,804

(*)	Funds held at BCRP to guarantee transfers made through the Electronic Clearing House ("CCE", by its Spanish acronym).

(**)	As of December 31, 2021, corresponds to deposits kept in the BCRP which guarantee agreements with said entity; see Note 10(b).

Cash and cash equivalents presented in the consolidated statements of cash flows exclude the restricted funds and accrued interest.

(e)	Inter-bank funds

These are loans made between financial institutions with maturity, in general, minor than 30 days. As of December 31, 2022, Inter-bank funds assets and liabilities accrue interest at an annual rate of 7.50 percent in national currency (annual rate of 2.50 percent in national currency for Inter-bank funds assets, as of December 31, 2021) and do not have specific guarantees.

5.	Financial investments
(a)	This caption is made up as follows, as of December 31, 2022 and 2021:

	31.12.2022	31.12.2021
	S/(000)	S/(000)
Debt instruments measured at fair value through other comprehensive income (b) and (c)	16,716,517	17,629,787
Investments at amortized cost (d)	3,231,139	3,225,174
Investments at fair value through profit or loss (e)	1,932,993	2,706,271
Equity instruments measured at fair value through other comprehensive income (f)	512,884	623,718
Total financial investments	22,393,533	24,184,950
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	322,425	291,488
Investments at amortized cost (d)	71,640	70,856
Total financial investments and accrued interest	22,787,598	24,547,294

(b)	Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2022
Corporate, leasing and subordinated bonds (*)	8,708,733	9,477	(1,143,362)	7,574,848	Jan-23 / Feb-97	1.60	13.26	5.10	231.80
Sovereign Bonds of the Republic of Peru	7,878,445	590	(1,270,254)	6,608,781	Sep-23 / Feb-55	1.89	8.14	—	—
Variable interest Certificates of Deposit issued by the Central Reserve Bank of Peru	1,434,752	89	(5)	1,434,836	Ene-23 / Mar-23	7.29	7.46	—	—
Bonds guaranteed by the Peruvian Government	512,316	1,698	(26,286)	487,728	Oct-24 / Oct-33	3.48	6.01	6.86	8.25
Global Bonds of the Republic of Peru	508,813	—	(55,527)	453,286	Jul-25 / Dec-32	—	—	5.18	5.60
Global Bonds of the Republic of Colombia	82,836	—	(2,026)	80,810	Mar-23 / Feb-24	—	—	6.07	6.23
Others	83,097	—	(6,869)	76,228	Mar-23 / Feb-34	2.28	2.28	3.85	6.06
Total	19,208,992	11,854	(2,504,329)	16,716,517
Accrued interest				322,425
Total				17,038,942

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2021
Corporate, leasing and subordinated bonds (*)	8,125,394	326,929	(300,143)	8,152,180	Jan-22 / Feb-97	0.31	12.48	0.74	23.15
Sovereign Bonds of the Republic of Peru	7,374,357	44	(655,048)	6,719,353	Aug-24 / Feb-55	3.03	6.91	—	—
Variable interest Certificates of Deposit issued by the Central Reserve Bank of Peru	1,440,926	131	(113)	1,440,944	Jan-22 / Mar-22	0.04	0.04	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	179,815	—	(608)	179,207	Jan-22 / Mar-23	0.31	2.28	—	—
Global Bonds of the Republic of Peru	537,871	—	(11,148)	526,723	Jul-25 / Dec-32	—	—	1.81	2.83
Bonds guaranteed by the Peruvian Government	529,142	7,973	(12,710)	524,405	Oct-24 / Oct-33	3.35	5.51	3.53	7.62
Global Bonds of the Republic of Colombia	88,180	—	(1,205)	86,975	Mar-23 / Feb-24	—	—	1.93	2.48
Total	18,275,685	335,077	(980,975)	17,629,787
Accrued interest				291,488
Total				17,921,275

(*)

As of December 31, 2022, Inteligo maintains corporate bonds from different entities for approximately S/116,603,000, which guarantee loans with Bank J. Safra Sarasin. As of December 31, 2021, Inteligo held corporate bonds and mutual funds from different entities for approximately S/391,616,000, which guaranteed loans with Credit Suisse First Boston and Bank J. Safra Sarasin; see Note 10(a).

(c)

The Group, according to the business model applied to these debt instruments, has the ability to hold these investments for a sufficient period that allows the recovery of the fair value, up to the maximum period for the early recovery or the due date.

Following is the movement of the provision for expected credit loss for these debt instruments, measured at fair value through other comprehensive income:

	31.12.2022	31.12.2021
	S/(000)	S/(000)
Expected credit loss at the beginning of the year	41,108	71,560
New assets originated or purchased	3,936	2,969
Assets derecognized or matured (excluding write-offs)	(462)	(3,387)
Effect on the expected credit loss due to the change of the stage during the year	10,092	15,696
Reversal for impairment	(3,651)	(33,198)
Others	2,837	(12,978)
Total movement of impairment through profit or loss	12,752	(30,898)
Effect of foreign exchange variation	114	446
Expected credit loss at the end of the year	53,974	41,108

(d)

As of December 31, 2022 and 2021, investments at amortized cost corresponds to Sovereign Bonds of the Republic of Peru issued in Soles, for an amount of S/3,302,779,000 and S/3,296,030,000, respectively, including accrued interest.

As of December 31, 2022 and 2021, these investments have maturity dates that range from September 2023 to August 2037, have accrued interest at effective annual rates ranging from 4.29 percent and 6.64 percent, and estimated fair value amounting to approximately S/2,949,507,000 (as of December 31, 2021, their maturity dates ranged from September 2023 to August 2037, accrued interest at effective annual rates between 4.29 percent and 6.58 percent, and its estimated fair value amounted to approximately S/3,181,392,000).

As of December 31, 2022 and 2021, Interbank keeps loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/2,310,536,000 and S/1,643,293,000, respectively; see Note 10(a).

The composition of financial instruments at fair value through profit or loss is as follows:

(e)The composition of financial instruments at fair value through profit or loss is as follows:
	31.12.2022	31.12.2021
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,517,075	1,830,098
Listed shares	315,820	651,813
Non-listed shares	74,430	184,973
Debt instruments
Corporate, leasing and subordinated bonds	25,668	39,387
Total	1,932,993	2,706,271

As of December 31, 2022 and 2021, investments at fair value through profit or loss include investments held for trading for approximately S/209,549,000 and S/282,781,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/1,723,444,000 and S/2,423,490,000, respectively.

(f)	As of December 31, 2022 and 2021, the composition of equity instruments measured at fair value through other comprehensive income is as follow:

	31.12.2022	31.12.2021
	S/(000)	S/(000)
Listed shares (g)	474,588	583,684
Non-listed shares	38,296	40,034
Total	512,884	623,718

As of December 31, 2022 and 2021, it corresponds to investments in shares in the biological sciences, telecommunications, distribution of machinery, energy, construction, financial and massive consumption sectors that are listed on the domestic and foreign markets.

(g)

In October 2021, IFS sold the 2,396,920 shares it held in InRetail Peru Corp. (a related entity), that represented 2.33 percent of its capital stock, which had been designated at fair value through other comprehensive income. The sale was trade through Lima Stock Exchange, at market value for a total amount of US$84,108,000, equivalent to S/341,646,000. Since the acquisition (2011) and until the sale, the Group had recorded a cumulative gain on valuation for approximately S/270,993,000. In accordance with the provisions of IFRS 9 and considering the classification of this investment; said gain was recorded as a decrease in the caption “Unrealized results, net” and an increase in the caption “Retained earnings” of the consolidated statements of changes in equity.

(h)	Below are debt instruments measured at fair value through other comprehensive income and at amortized cost according to the stages indicated by IFRS 9 as of December 31, 2022 and 2021:

	31.12.2022
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	9,839,920	—	—	9,839,920
Corporate, leasing and subordinated bonds	6,659,725	914,705	418	7,574,848
Variable interest Certificates of Deposit issued by the BCRP	1,434,836	—	—	1,434,836
Bonds guaranteed by the Peruvian government	487,728	—	—	487,728
Global Bonds of the Republic of Peru	453,286	—	—	453,286
Global Bonds of the Republic of Colombia	—	80,810	—	80,810
Others	76,228	—	—	76,228
Total	18,951,723	995,515	418	19,947,656

	31.12.2021
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	9,944,527	—	—	9,944,527
Corporate, leasing and subordinated bonds	7,342,649	809,531	—	8,152,180
Variable interest Certificates of Deposit issued by the BCRP	1,440,944	—	—	1,440,944
Global Bonds of the Republic of Peru	526,723	—	—	526,723
Bonds guaranteed by the Peruvian government	524,405	—	—	524,405
Global Bonds of the Republic of Colombia	—	86,975	—	86,975
Others	179,207	—	—	179,207
Total	19,958,455	896,506	—	20,854,961

6.	Loans, net
(a)	This caption is made up as follows:

	31.12.2022	31.12.2021
	S/(000)	S/(000)
Direct loans
Loans (*)	35,977,734	35,490,230
Credit cards and other loans (**)	6,239,314	4,814,758
Leasing	1,174,542	1,110,958
Factoring	1,011,496	867,765
Discounted notes	894,588	572,334
Advances and overdrafts	38,763	40,978
Refinanced loans	322,941	236,520
Past due and under legal collection loans	1,365,972	1,554,679
	47,025,350	44,688,222
Plus (minus)
Accrued interest from performing loans	527,615	404,923
Unearned interest and interest collected in advance	(22,112)	(22,645)
Impairment allowance for loans (d)	(2,027,855)	(2,064,917)
Total direct loans, net	45,502,998	43,005,583
Indirect loans	4,487,347	4,440,458
(*)

As of December 31, 2022 and 2021, Interbank maintains repo operations of loans represented in securities according to the BCRP’s definition. In consequence, loans provided as guarantee amounts to S/1,913,424,000 and S/4,401,121,00, respectively, and is presented in the caption “Loan, net”, and the related liability is presented in the caption “Due to banks and correspondents” of the consolidated statement of financial position; see Note 10(b).

(**)	As of December 31, 2022 and 2021, it includes non-revolving consumer loans related to credit card lines for approximately S/3,225,874,000 and S/2,536,448,000, respectively.

(b)	The classification of the direct loan portfolio is as follows (see also Note c.1):

	31.12.2022	31.12.2021
	S/(000)	S/(000)
Commercial loans	21,412,126	22,118,918
Consumer loans	14,967,799	12,514,499
Mortgage loans	9,286,944	8,552,304
Small and micro-business loans	1,358,481	1,502,501
Total	47,025,350	44,688,222

Following is the balance of loans under the “Reactiva Peru” program as of December 31, 2022 and 2021:

	31.12.2022	31.12.2021
	S/(000)	S/(000)
Commercial loans	1,704,203	3,848,904
Small and micro-business loans	595,744	1,047,233
Total	2,299,947	4,896,137

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loans are segmented into homogeneous groups that share similar risk characteristics; the Group determined these 3 types of portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Small Business Banking (loans to small and micro-business).

(c)

As described in further detail in Note 30.1 of the annual audited consolidated financial statements, the Group has applied expert judgment for the calculation of the expected loss. The expert judgment applied as of December 31, 2022 and 2021 consisted of integrating into the model of the expected loss calculation, the effects of uncertainty and risks generated by the current situation as of the reporting date.

The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating as of December 31, 2022 and 2021. The amounts presented do not consider impairment.

	31.12.2022				31.12.2021
Direct loans, see (c.1)	Stage 1	Stage 2	Stage 3 (*)	Total (*)	Stage 1	Stage 2	Stage 3 (*)	Total (*)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	35,613,991	1,111,421	—	36,725,412	33,465,863	428,269	—	33,894,132
Standard grade	4,282,904	835,217	—	5,118,121	4,408,249	371,023	—	4,779,272
Sub-standard grade	776,603	940,391	—	1,716,994	1,918,709	1,191,914	—	3,110,623
Past due but not impaired	1,124,557	1,150,139	—	2,274,696	729,660	862,359	—	1,592,019
Impaired
Individually	—	—	197,309	197,309	—	—	41,069	41,069
Collectively	—	—	992,818	992,818	—	—	1,271,107	1,271,107
Total direct loans	41,798,055	4,037,168	1,190,127	47,025,350	40,522,481	2,853,565	1,312,176	44,688,222

	31.12.2022				31.12.2021
Contingent Credits: Guarantees and stand by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	3,945,307	402,336	—	4,347,643	3,871,575	347,420	—	4,218,995
Standard grade	12,083	39,541	—	51,624	79,334	798	—	80,132
Sub-standard grade	2,051	59,953	—	62,004	33,453	82,821	—	116,274
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired	—	—	—
Individually	—	—	9,330	9,330	—	—	12,909	12,909
Collectively	—	—	16,746	16,746	—	—	12,148	12,148
Total indirect loans	3,959,441	501,830	26,076	4,487,347	3,984,362	431,039	25,057	4,440,458

(*)

As of December 31,2022, the maximum exposure to credit risk of the Banking segment for direct loans in Stage 3 amounts to S/1,190,002,000, out of a total amount of S/45,280,545,000 in the direct loan portfolio (as of December 31, 2021, amounted to S/1,308,216,000 out of a total amount of S/43,011,805,000 in the direct loan portfolio). Therefore, as of December 31,2022, the balance of provisions for said segment amounts to S/2,063,044,000 (as of December 31, 2021, amounted to S/2,102,465,000).

(c.1)The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	31.12.2022				31.12.2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	16,213,146	914,480	—	17,127,626	16,535,489	372,946	—	16,908,435
Standard grade	1,991,637	230,180	—	2,221,817	2,229,068	163,143	—	2,392,211
Sub-standard grade	380,679	171,648	—	552,327	1,094,980	509,141	—	1,604,121
Past due but not impaired	704,067	398,185	—	1,102,252	376,301	324,017	—	700,318
Impaired
Individually	—	—	196,380	196,380	—	—	41,069	41,069
Collectively	—	—	211,724	211,724	—	—	472,764	472,764
Total direct loans	19,289,529	1,714,493	408,104	21,412,126	20,235,838	1,369,247	513,833	22,118,918

	31.12.2022				31.12.2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consumer loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	11,331,807	181,066	—	11,512,873	9,365,186	53,219	—	9,418,405
Standard grade	1,139,837	579,625	—	1,719,462	1,386,872	75,474	—	1,462,346
Sub-standard grade	60,415	542,841	—	603,256	527,381	391,980	—	919,361
Past due but not impaired	153,865	526,042	—	679,907	89,186	270,241	—	359,427
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	452,301	452,301	—	—	354,960	354,960
Total direct loans	12,685,924	1,829,574	452,301	14,967,799	11,368,625	790,914	354,960	12,514,499

	31.12.2022				31.12.2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Mortgage loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	7,490,495	1,033	—	7,491,528	6,749,848	1,838	—	6,751,686
Standard grade	667,599	15,411	—	683,010	715,652	43,702	—	759,354
Sub-standard grade	334,967	200,226	—	535,193	287,750	159,549	—	447,299
Past due but not impaired	205,728	132,958	—	338,686	231,610	93,827	—	325,437
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	238,527	238,527	—	—	268,528	268,528
Total direct loans	8,698,789	349,628	238,527	9,286,944	7,984,860	298,916	268,528	8,552,304

	31.12.2022				31.12.2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Small and micro-business loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	578,543	14,842	—	593,385	815,340	266	—	815,606
Standard grade	483,831	10,001	—	493,832	76,657	88,704	—	165,361
Sub-standard grade	542	25,676	—	26,218	8,598	131,244	—	139,842
Past due but not impaired	60,897	92,954	—	153,851	32,563	174,274	—	206,837
Impaired
Individually	—	—	929	929	—	—	—	—
Collectively	—	—	90,266	90,266	—	—	174,855	174,855
Total direct loans	1,123,813	143,473	91,195	1,358,481	933,158	394,488	174,855	1,502,501

(d)	The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1)	Direct loans

	31.12.2022				31.12.2021
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	956,456	404,881	703,580	2,064,917	180,241	1,145,207	1,659,403	2,984,851
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	503,454	—	—	503,454	397,989	—	—	397,989
Assets matured or derecognized (excluding write-offs)	(173,872)	(237,110)	(302,861)	(713,843)	(114,680)	(65,927)	(43,917)	(224,524)
Transfers to Stage 1	166,755	(163,090)	(3,665)	—	439,400	(438,283)	(1,117)	—
Transfers to Stage 2	(259,226)	268,700	(9,474)	—	(208,937)	428,732	(219,795)	—
Transfers to Stage 3	(74,178)	(88,551)	162,729	—	(116,057)	(271,149)	387,206	—
Impact on the expected credit loss for credits that change stage in the year (*)	(129,388)	176,416	833,704	880,732	(107,177)	(238,805)	239,241	(106,741)
Others	(382,355)	325,448	223,121	166,214	479,443	(159,658)	13,495	333,280
Total	(348,810)	281,813	903,554	836,557	769,981	(745,090)	375,113	400,004
Write-offs	—	—	(1,021,539)	(1,021,539)	—	—	(1,525,094)	(1,525,094)
Recovery of written–off loans	—	—	155,070	155,070	—	—	181,969	181,969
Foreign exchange effect	912	592	(8,654)	(7,150)	6,234	4,764	12,189	23,187
Expected credit loss at the end of period	608,558	687,286	732,011	2,027,855	956,456	404,881	703,580	2,064,917

(d.1.1) The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	31.12.2022				31.12.2021
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	100,874	60,100	182,467	343,441	71,272	98,040	68,448	237,760
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	33,506	—	—	33,506	30,045	—	—	30,045
Assets derecognized or matured (excluding write-offs)	(18,984)	(37,865)	(92,529)	(149,378)	(33,005)	(12,728)	(2,726)	(48,459)
Transfers to Stage 1	41,140	(40,152)	(988)	—	26,456	(26,456)	—	—
Transfers to Stage 2	(15,952)	16,311	(359)	—	(19,847)	19,847	—	—
Transfers to Stage 3	(6,603)	(48,516)	55,119	—	(22,205)	(16,355)	38,560	—
Impact on the expected credit loss for credits that change stage in the year (*)	(31,403)	4,752	40,791	14,140	(16,399)	44,934	143,162	171,697
Others	(57,822)	91,880	39,291	73,349	58,996	(50,913)	(44,625)	(36,542)
Total	(56,118)	(13,590)	41,325	(28,383)	24,041	(41,671)	134,371	116,741
Write-offs	—	—	(68,362)	(68,362)	—	—	(27,392)	(27,392)
Recovery of written–off loans	—	—	5,942	5,942	—	—	1,404	1,404
Foreign exchange effect	718	801	(7,073)	(5,554)	5,561	3,731	5,636	14,928
Expected credit loss at the end of period	45,474	47,311	154,299	247,084	100,874	60,100	182,467	343,441

(*)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), during 2022 and 2021, the Group decided to apply its expert judgment in determining the expected credit loss, see Note 30.1(d.7) to the annual audited consolidated financial statements.

	31.12.2022				31.12.2021
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	802,421	263,219	336,041	1,401,681	85,321	901,602	1,426,470	2,413,393
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	438,109	—	—	438,109	348,647	—	—	348,647
Assets derecognized or matured (excluding write-offs)	(141,201)	(144,553)	(100,740)	(386,494)	(77,181)	(49,433)	(25,906)	(152,520)
Transfers to Stage 1	44,453	(43,487)	(966)	—	382,412	(381,300)	(1,112)	—
Transfers to Stage 2	(229,316)	234,062	(4,746)	—	(149,863)	362,940	(213,077)	—
Transfers to Stage 3	(59,129)	(13,433)	72,562	—	(77,865)	(223,051)	300,916	—
Impact on the expected credit loss for loans that change stage in the year (*)	(35,112)	163,681	733,796	862,365	(74,056)	(332,709)	(22,895)	(429,660)
Others	(286,212)	148,393	190,731	52,912	364,973	(15,296)	109,462	459,139
Total	(268,408)	344,663	890,637	966,892	717,067	(638,849)	147,388	225,606
Write-offs	—	—	(886,200)	(886,200)	—	—	(1,414,948)	(1,414,948)
Recovery of written–off loans	—	—	140,438	140,438	—	—	175,287	175,287
Foreign exchange effect	(8)	(408)	(14)	(430)	33	466	1,844	2,343
Expected credit loss at the end of period	534,005	607,474	480,902	1,622,381	802,421	263,219	336,041	1,401,681

	31.12.2022				31.12.2021
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	12,669	42,681	99,850	155,200	11,123	62,782	114,079	187,984
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	1,473	—	—	1,473	2,357	—	—	2,357
Assets derecognized or matured (excluding write-offs)	(435)	(763)	(10,957)	(12,155)	(1,787)	(1,038)	(12,929)	(15,754)
Transfers to Stage 1	6,103	(6,103)	—	—	9,458	(9,458)	—	—
Transfers to Stage 2	(778)	4,871	(4,093)	—	(2,896)	9,457	(6,561)	—
Transfers to Stage 3	(467)	(1,254)	1,721	—	(1,106)	(1,753)	2,859	—
Impact on the expected credit loss for credits that change stage in the year (*)	(5,871)	4,342	12,291	10,762	(4,155)	(20,041)	(11,576)	(35,772)
Others	(8,663)	(31,688)	(49,870)	(90,221)	(915)	2,170	11,800	13,055
Total	(8,638)	(30,595)	(50,908)	(90,141)	956	(20,663)	(16,407)	(36,114)
Write-offs	—	—	(2,267)	(2,267)	—	—	(2,419)	(2,419)
Recovery of written–off loans	—	—	—	—	—	—	—	—
Foreign exchange effect	205	199	(1,574)	(1,170)	590	562	4,597	5,749
Expected credit loss at the end of period	4,236	12,285	45,101	61,622	12,669	42,681	99,850	155,200
(*)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), during 2022 and 2021, the Group decided to apply its expert judgment in determining the expected credit loss, see Note 30.1(d.7) to the annual audited consolidated financial statements.

	31.12.2022				31.12.2021
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	40,492	38,881	85,222	164,595	12,525	82,783	50,406	145,714
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	30,366	—	—	30,366	16,940	—	—	16,940
Assets derecognized or matured (excluding write-offs)	(13,252)	(53,929)	(98,635)	(165,816)	(2,707)	(2,728)	(2,356)	(7,791)
Transfers to Stage 1	75,059	(73,348)	(1,711)	—	21,074	(21,069)	(5)	—
Transfers to Stage 2	(13,180)	13,456	(276)	—	(36,331)	36,488	(157)	—
Transfers to Stage 3	(7,979)	(25,348)	33,327	—	(14,881)	(29,990)	44,871	—
Impact on the expected credit loss for credits that change stage in the year (*)	(57,002)	3,641	46,826	(6,535)	(12,567)	69,011	130,550	186,994
Others	(29,658)	116,863	42,969	130,174	56,389	(95,619)	(63,142)	(102,372)
Total	(15,646)	(18,665)	22,500	(11,811)	27,917	(43,907)	109,761	93,771
Write-offs	—	—	(64,710)	(64,710)	—	—	(80,335)	(80,335)
Recovery of written–off loans	—	—	8,690	8,690	—	—	5,278	5,278
Foreign exchange effect	(3)	—	7	4	50	5	112	167
Expected credit loss at the end of period	24,843	20,216	51,709	96,768	40,492	38,881	85,222	164,595

(*)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), during 2022 and 2021, the Group decided to apply its expert judgment in determining the expected credit loss, see Note 30.1(d.7) to the annual audited consolidated financial statements.

(d.2)	Indirect loans (substantially, all indirect loans correspond to commercial loans)

	31.12.2022				31.12.2021
Changes in the allowance for expected credit losses for indirect loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	8,594	18,492	13,243	40,329	15,741	18,945	23,037	57,723
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	5,615	—	—	5,615	4,016	—	—	4,016
Assets derecognized or matured	(4,838)	(2,016)	(6,241)	(13,095)	(8,737)	(1,222)	(9,991)	(19,950)
Transfers to Stage 1	109	(109)	—	—	485	(474)	(11)	—
Transfers to Stage 2	(854)	854	—	—	(1,464)	1,464	—	—
Transfers to Stage 3	(57)	(171)	228	—	(754)	(294)	1,048	—
Impact on the expected credit loss for credits that change stage in the year (*)	(47)	585	623	1,161	(138)	542	681	1,085
Others	(274)	(467)	1,054	313	(1,198)	(815)	(1,565)	(3,578)
Total	(346)	(1,324)	(4,336)	(6,006)	(7,790)	(799)	(9,838)	(18,427)
Foreign exchange effect	106	1,037	29	1,172	643	346	44	1,033
Expected credit loss at the end of period, Note 10(a)	8,354	18,205	8,936	35,495	8,594	18,492	13,243	40,329

(*)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), during 2022 and 2021, the Group decided to apply its expert judgment in determining the expected credit loss, see Note 30.1(d.7) to the annual audited consolidated financial statements.

7.	Investment property
(a)	This caption is made up as follows:

	31.12.2022	31.12.2021	Acquisition or construction year	Valuation methodology as of December 31, 2022 and 2021
	S/(000)	S/(000)
Land
San Isidro – Lima	264,867	281,535	2009	Appraisal
San Martín de Porres – Lima	88,189	66,408	2015	Appraisal
Nuevo Chimbote	33,746	33,863	2021	Appraisal
Others	57,756	47,404	-	Appraisal/Cost
	444,558	429,210
Completed investment property - “Real Plaza” shopping malls
Talara	43,728	32,554	2015	DCF
	43,728	32,554
Buildings
Ate Vitarte – Lima	149,720	116,432	2006	DCF/Appraisal
Orquídeas - San Isidro – Lima	138,643	153,452	2017	DCF
Piura	123,507	116,595	2008/2020	DCF/Appraisal
Paseo del Bosque (d)	96,193	105,398	2021	DCF
Chorrillos – Lima	81,516	67,043	2017	DCF
Chimbote	45,069	44,212	2015	DCF
Maestro-Huancayo	32,343	31,965	2017	DCF
Cusco	27,513	30,852	2017	DCF
Others	104,927	96,741	-	DCF
	799,431	762,690

Total	1,287,717	1,224,454

DCF: Discounted cash flow

i)	As of December 31, 2022 and 2021, there are no liens on investment property.

(b)	The net gain on investment properties as of December 31, 2022 and 2021, consists of the following:

	31.12.2022	31.12.2021
	S/(000)	S/(000)
Income from rental	65,485	57,430
Net gain on valuation	19,146	21,969
Total	84,631	79,399

(c)	The movement of the caption as of December 31, 2022 and 2021, is as follows:

	31.12.2022	31.12.2021
	S/(000)	S/(000)
Beginning of period balances	1,224,454	1,043,978
Additions (d)	34,760	156,892
Valuation gain	19,146	21,969
Net transfers	9,357	1,615
Balances as of December 31	1,287,717	1,224,454

(d)	For the year 2021, it mainly corresponds to the purchase of the “Paseo del Bosque” building.

8.	Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities
(a)	These captions are comprised of the following:

	31.12.2022	31.12.2021
	S/(000)	S/(000)
Other accounts receivable and other assets
Financial instruments
Other accounts receivable, net	744,832	455,060
Accounts receivable related to derivative financial instruments (b)	515,800	793,361
Operations in process	112,195	86,193
Accounts receivable from sale of investments	37,987	12,366
Assets for technical reserves for claims and premiums by reinsurers	34,596	53,104
Others	24,753	22,749
	1,470,163	1,422,833
Non-financial instruments
Deferred charges	188,130	75,316
Realizable assets, received as payment and seized through legal actions	27,266	26,871
Payments in advance of Income Tax	26,759	255,437
Investments in associates	22,728	99,767
Prepaid rights to related entity	3,399	3,399
Others	40,114	3,831
	308,396	464,621
Total	1,778,559	1,887,454
Other accounts payable, provisions and other liabilities
Financial instruments
Other accounts payable	1,112,040	547,747
Contract liability with investment component	883,268	736,637
Accounts payable related to derivative financial instruments (b)	297,038	413,797
Operations in process	184,584	169,515
Workers’ profit sharing and salaries payable	154,460	113,874
Lease liabilities	113,660	234,946
Accounts payable for acquisitions of investments	53,905	17,817
Allowance for indirect loan losses, Note 6(d.2)	35,495	40,329
Accounts payable to reinsurers and coinsurers	5,648	4,215
	2,840,098	2,278,877
Non-financial instruments
Taxes payable	138,819	76,823
Provision for other contingencies	79,304	64,935
Deferred income	74,030	46,145
Others	6,681	10,821
	298,834	198,724
Total	3,138,932	2,477,601

(b)	The following table presents, as of December 31, 2022 and 2021, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts:

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of December 31, 2022	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	58,201	27,556	6,328,060	—	Between January 2023 and December 2023	-	-
Currency swaps	77,045	141,823	2,672,533	—	Between January 2023 and March 2029	-	-
Interest rate swaps	67,737	38,551	2,424,566	—	Between January 2023 and June 2036	-	-
Cross currency swaps	—	75,489	224,485	—	January 2023	-	-
Options	99	463	80,151	—	Between January 2023 and December 2023	-	-
	203,082	283,882	11,729,795	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	237,438	—	1,681,974	(20,199)	January 2023	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	75,280	—	573,000	(33,565)	October 2027	Senior bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	3,916	114,420	360	August 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	6,295	114,420	(355)	October 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	2,014	38,140	(156)	November 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	931	57,210	(225)	January 2025	Due to banks	Due to banks and correspondents
	312,718	13,156	2,579,164	(54,140)
	515,800	297,038	14,308,959	(54,140)

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of December 31, 2021	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	53,421	128,250	8,631,830	—	Between January 2022 and December 2022	-	-
Interest rate swaps	40,139	30,325	2,969,027	—	Between January 2022 and June 2036	-	-
Currency swaps	220,979	162,917	4,162,325	—	Between January 2022 and April 2028	-	-
Cross currency swaps	—	92,299	234,667	—	January 2023	-	-
Options	—	6	1,816	—	Between January 2022 and June 2022	-	-
	314,539	413,797	15,999,665	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	343,535	—	1,758,267	37,251	January 2023	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	135,287	—	599,700	44,735	October 2027	Senior bonds	Bonds, notes and obligations outstanding
	478,822	—	2,357,967	81,986
	793,361	413,797	18,357,632	81,986

(i)	As of December 31, 2022 and 2021, certain derivative financial instruments hold collateral deposits; see Note 4(d).
(ii)

For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness as of December 31, 2022 and 2021. During the year 2022 and 2021, there were no discontinued hedges accounting.

(iii)

Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

9.	Deposits and obligations
(a)	This caption is made up as follows:

	31.12.2022	31.12.2021
	S/(000)	S/(000)
Saving deposits	20,911,746	22,541,822
Demand deposits	13,824,824	14,433,164
Time deposits	12,866,602	10,954,233
Compensation for service time (c)	921,288	962,596
Other obligations	6,248	6,129
Total	48,530,708	48,897,944

(b)	Rates applied to deposits and obligations are determined based on the market interest rates.
(c)

In May 2022, through Act No. 31480 “Act Authorizing the Withdrawal of Severance Indemnities to Cover Economic Needs Caused by the Covid-19 Pandemic”, the Peruvian government authorized clients, until December 31, 2023, to withdraw the 100 percent of these accumulated deposits. As part of this benefit, as of December 31, 2022; approximately 261,000 clients withdrew approximately S/767,470,000.

In April 2021, through Act No. 31171, the Peruvian government authorized clients to withdraw the 100 percent of these accumulated deposits until December 31, 2021. As part of this benefit, as of December 31, 2021, approximately 242,000 customers withdrew approximately S/1,630,000,000.

(d)	As of December 31, 2022 and 2021, approximately S/18,368,816,000 and S/17,180,174,000, respectively, of deposits and obligations are covered by the Peruvian Deposit Insurance Fund.
10.	Due to banks and correspondents
(a)	This caption is comprised of the following:

	31.12.2022	31.12.2021
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Peru (b)	4,481,137	6,332,527
Promotional credit lines	1,863,482	1,595,405
Loans received from foreign entities	339,446	322,947
Loans received from Peruvian entities	357,770	226,713
	7,041,835	8,477,592
Interest and commissions payable	58,811	45,257
	7,100,646	8,522,849
By term -
Short term	2,426,872	1,068,838
Long term	4,673,774	7,454,011
Total	7,100,646	8,522,849

(b)

As part of the exceptional measures implemented to mitigate the financial and economic impact generated by the Covid-19 pandemic, see Note 1(b), the BCRP issued a series of regulations related to the loans repurchase agreements. In this sense, as of December 31, 2022, Interbank took in repurchase agreements of loan portfolio for an amount of S/42,461,000 (S/4,183,571,000 as of December 31, 2021).

As of December 31, 2022, include repurchase operations on loans represented by securities according to which Interbank received a debit in local currency for approximately S/1,909,375,000 (S/4,389,903,000 as of December 31, 2021), and gives to commercial and micro and small business loans as guarantee; see Note 6(a).

11.	Bonds, notes and other obligations

(a)This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	31.12.2022	31.12.2021
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – first program
Eighth (A series)	Interbank	6.91%	Semi-annually	2022	S/137,900	—	137,900
						—	137,900
Subordinated bonds – second program
Second (A series)	Interbank	5.81%	Semi-annually	2023	S/150,000	149,998	149,938
Third (A series)	Interbank	7.50%	Semi-annually	2023	US$50,000	190,616	199,175
						340,614	349,113
Subordinated bonds – third program
Third - single series	Interseguro	4.84%	Semi-annually	2030	US$25,000	95,350	99,675
First - single series	Interseguro	6.00%	Semi-annually	2029	US$20,000	76,213	79,663
Second - single series	Interseguro	4.34%	Semi-annually	2029	US$20,000	76,280	79,740
						247,843	259,078
Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/150,000	150,000	150,000
Total local issuances						738,457	896,091
International issuances
Subordinated bonds	Interbank	4.000%	Semi-annually	2030	US$300,000	1,137,691	1,188,394
Corporate bonds	Interbank	5.000%	Semi-annually	2026	S/312,000	311,522	311,401
Corporate bonds	Interbank	3.250%	Semi-annually	2026	US$400,000	1,517,661	1,584,288
Corporate bonds	Interbank	3.375%	Semi-annually	2023	US$484,895	1,849,133	1,912,330
Subordinated bonds	Interbank	6.625%	Semi-annually	2029	US$300,000	1,142,764	1,193,461
Senior bonds	IFS	4.125%	Semi-annually	2027	US$300,000	1,074,396	1,178,000
Total international issuances						7,033,167	7,367,874
Total local and international issuances						7,771,624	8,263,965
Interest payable						134,679	125,707
Total						7,906,303	8,389,672
(*)	The Spanish term “Valor de actualización constante” is referred to amounts in Soles indexed by inflation.

(b)

The international issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters, which have been met in the opinion of the Group's Management and its legal advisors.

12.	Insurance contract liabilities
(a)This caption is comprised of the following:

	31.12.2022	31.12.2021
	S/(000)	S/(000)
Technical reserves for insurance premiums (b)	10,400,667	11,735,995
Technical reserves for claims (c)	201,705	222,063
	10,602,372	11,958,058
By term -
Short term	1,023,856	949,512
Long term	9,578,516	11,008,546
Total	10,602,372	11,958,058

(b)The movement of technical reserves for insurance premiums (disclosed by type of insurance) as of December 31, 2022 and 2021, is as follows:
	31.12.2022						31.12.2021
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	9,923,679	618,452	892,992	40,762	260,110	11,735,995	10,448,455	745,292	746,171	38,015	320,142	12,298,075
Insurance subscriptions	319,876	—	2,882	40,220	—	362,978	482,508	115	11,770	30,411	2,562	527,366
Time passage adjustments	(1,482,660)	(34,745)	122,237	(27,962)	(16,933)	(1,440,063)	(1,347,987)	(126,955)	131,533	(28,112)	(62,674)	(1,434,195)
Maturities and recoveries	—	—	(66,517)	—	—	(66,517)	—	—	(65,587)	—	—	(65,587)
Exchange differencies	(157,132)	—	(34,286)	(283)	(25)	(191,726)	340,703	—	69,105	448	80	410,336
End of period	8,603,763	583,707	917,308	52,737	243,152	10,400,667	9,923,679	618,452	892,992	40,762	260,110	11,735,995

(c)	The main assumptions used in the estimation of retirement, disability and survival annuities and individual life reserves as of December 31, 2022 and 2021, are the following:

Type	Mortality table		Interest rate
	31.12.2022	31.12.2021	31.12.2022	31.12.2021
Annuities and Lifetime RPP	SPP-S-2017, SPP-I-2017		6.10% in US$	3.70% in US$
	with improvement factor for mortality		4.78% in S/ VAC 8.14% adjustable in S/	3.77% in S/ VAC 6.84% adjustable in S/
Retirement, disability and survival	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		4.78% in S/ VAC	3.77% in S/ VAC
SCTR insurance	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		4.78% in S/ VAC	3.77% in S/ VAC
Individual life insurance contracts (included linked insurance contracts)	CSO 80 adjustable		4.00 - 5.00%	4.00 - 5.00%

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by life insurance risks; the main variables as of December 31, 2022 and 2021, are the interest rates and the mortality tables. The Group has assessed the changes of the reserves related to its most significant life insurance contracts included in the reserves of annuities, retirement, disability and survival of +/- 100 basis points (bps) in the interest rates and of +/- 500 basis points (bps) of the mortality factors, being the results as follows:

	31.12.2022			31.12.2021
		Variation in reserves			Variation in reserves
	Reserves	Amount	Percentage	Reserves	Amount	Percentage
	S/(000)	S/(000)%		S/(000)	S/(000)%
Annuities -
Portfolio in S/ and US Dollars - basis amount
Changes in interest rate: + 100 bps	7,890,881	(712,882)	(8.29)	8,995,287	(928,392)	(9.37)
Changes in interest rate: - 100 bps	9,447,412	843,649	9.81	11,041,604	1,117,925	11.27
Changes in mortality table at 105%	8,531,246	(72,517)	(0.84)	9,823,769	(99,910)	(1.01)
Changes in mortality table at 95%	8,679,442	75,678	0.88	10,028,431	104,752	1.06
Retirements, disability and survival -
Portfolio in S/ – basis amount
Changes in interest rate: + 100 bps	531,597	(52,110)	(8.93)	557,818	(60,634)	(9.80)
Changes in interest rate: - 100 bps	645,981	62,274	10.67	691,971	73,519	11.89
Changes in mortality table at 105%	577,279	(6,428)	(1.10)	611,223	(7,229)	(1.17)
Changes in mortality table at 95%	590,423	6,716	1.15	626,020	7,568	1.22
SCTR insurance -
Portfolio in S/ – basis amount
Changes in interest rate: + 100 bps	217,035	(26,117)	(10.74)	228,990	(31,120)	(11.96)
Changes in interest rate: - 100 bps	275,699	32,548	13.39	299,710	39,600	15.22
Changes in mortality table at 105%	241,489	(1,663)	(0.68)	258,161	(1,949)	(0.75)
Changes in mortality table at 95%	244,880	1,728	0.71	262,143	2,033	0.78

13.	Equity
(a)	Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed also on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share. As of December 31, 2022 and 2021, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on March 31, 2022, agreed to distribute dividends charged to profits for the year 2021 for approximately US$202,025,000 (equivalent to approximately S/751,532,000); equivalent to US$1.75 per share, which were paid on May 6, 2022.

The General Shareholders’ Meeting of IFS held on March 31, 2021, agreed to distribute dividends charged to profits for the year 2020 for approximately US$88,891,000 (equivalent to approximately S/332,096,000); equivalent to US$0.77 per share, which were paid on May 6, 2021. Also, in Shareholders’ Meeting of IFS held on November 24, 2021, agreed to distribute extraordinary dividends for approximately US$75,038,000 (equivalent to approximately S/301,757,000); equivalent to US$0.65 per share, which was paid on December 20, 2021.

(b)     Treasury stock -

As of December 31, 2022 and 2021, the Company and some Subsidiaries jointly hold 30,074 shares issued by IFS, with an acquisition cost equivalent to S/3,363,000.

(c)  Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

(d)	Shareholders’ equity for legal purposes (regulatory capital) -

IFS is not required to establish a regulatory capital for statutory purposes. As of December 31, 2022 and 2021, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statement of each Subsidiary and prepared following the requirements by their regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).

(e)	Reserves -

The General Shareholders’ Meeting of IFS held on March 31, 2022, agreed to constitute reserves for S/800,000,000 charged to “Retained earnings”.

14.	Tax situation
(a)

IFS and its Subsidiaries incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas (see Note 2), are not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru (see Note 2) are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and annuities from the Private Pension Fund Administration System; as well as income generated through assets related to life insurance contracts with savings component.

In Peru, all income from Peruvian sources obtained from the direct or indirect sale of shares of stock capital representing participation of legal persons domiciled in the country are subject to income tax. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities — of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur.

In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participations of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participations of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any period of 12 months shares or participations representing 10 percent or more of the capital of legal persons non-domiciled be disposal.
(b)

Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it records the amount of Income Tax on dividends as expense of the financial year of the dividends received. In this sense, as of December 31, 2022 and 2021, the Company has recorded a provision  for S/30,044,000 and S/38,538,000, respectively, in the caption “Income Tax” of the interim consolidated statement of income.

(c)

IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of December 31, 2022 and, 2021, was 29.5 percent, over the taxable income.

(d)

The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.

Below are the taxable periods subject to review by the Tax Authority as of December 31, 2022:

- Interbank: Income Tax returns for the years 2017 to 2022, and Value-Added-Tax returns for the years 2017 to 2022.

-	Interseguro: Income Tax returns for the years 2017, 2018, 2019, 2021 and 2022, and Value-Added-Tax returns for the years 2017 to 2022.

- Seguros Sura: Income Tax returns for the years 2017 to 2018, and Value-Added-Tax returns for the years 2017 to 2018.

- Procesos de Medios de Pago: Income Tax returns for the years 2017 to 2022, and Value-Added-Tax returns for the years 2017 to 2022.

- Izipay: Income Tax returns for the years 2018 to 2022, and Value-Added-Tax returns for the years 2018 to 2022.

Given the possible interpretations that SUNAT may give to the legislation in effect, up to date it is not possible to determine whether or not any review to be conducted would result in liabilities for the Subsidiaries; any increased tax or surcharge that could arise from possible tax audits would be applied to the results of the period in which such tax increase or surcharge may be determined.

Following is the description of the main ongoing tax procedures for the Subsidiaries:

Interbank:

•

Between 2004 and 2010, Interbank received several Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started.

Regarding the tax litigations followed by Interbank related to the annual Income Tax returns for the years 2000 to 2006, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not.

As of December 31, 2022, the tax liability requested for this concept and other minor contingencies, amounts to approximately S/287,000,000, and includes taxes, fines and interest arrears, of which S/200,000,000 corresponded to the interest in suspense and S/87,000,000 corresponded to other minor discrepancies. As of December 31, 2021, the tax liability amounted to S/425,000,000 and includes taxes, fines and interest arrears;

however, during the year 2022, Interbank was notified with some rulings in its favor reaffirming its position that interest in suspense does not constitute taxable income.

From the tax and legal analysis performed, Interbank´s Management and its external legal advisers consider that there exists sufficient technical support for the prevailing of the Interbank’s position; as consequence, no provision has been recorded for this contingency as of December 31, 2022 and 2021.

•

In 2017, SUNAT closed the audit process corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed a claim procedure. To date, this process has been appealed and is pending resolution by the Tax Court.

•

In 2019, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2013. The main concept observed corresponds to the deduction of loan write-offs without proof by the SBS.

In December 2022, through Resolution of Coactive Collection No. 0110060065138, SUNAT notified Interbank a deadline of 7 working days to pay the third-category Income Tax debt corresponding to the period 2013, for approximately S/62,000,000.

As of December 31, 2022 and 2021, the tax debt requested for this concept and other minor contingencies amounts to approximately S/62,000,000  and S/41,000,000, respectively, which comprises the tax and fines. On February 2, the required payment was made; however, the process continues in the Judiciary.

In the opinion of Interbank’s Management and its legal advisors, any eventually additional tax settlement would not be significant for the financial statements as of December 31, 2022 and 2021.

•

In April 2019, SUNAT notified about the beginning of the definitive audit process on Income Tax withholdings of non-domiciled entities corresponding to the year 2018. To date, said audit is under process and no resolutions have been issued by SUNAT.

•

In September and December 2019, SUNAT notified Interbank about the beginning of the definitive audit process on Income Tax corresponding to the year 2014 and 2015, respectively, which are in the appeal stage.

As of December 31, 2022 and 2021, the tax debt requested in relation to the Income Tax advance payments for the period 2015 and to the application of the additional Income Tax rate of 4.1 percent, amounted to S/14,000,000 and S/13,000,000, respectively.

•

In May 2020, Interbank was notified with the Resolution of Compliance related to the Income Tax and advance payments of the Income Tax for the year 2005 (linked to the interest in suspense). Through said notification, SUNAT increased the requested tax debt from S/1,000,000 to S/35,000,000. In June 2020, Interbank filed an Appeal, which is pending of pronouncement by the Tax Court.

In December 2022, the Tax Court notified of Resolution No. 09431-9-2022, through which it revoked interest in suspense, financial pro-rata, and advance payments and fines. Interbank is awaiting the Resolution of Compliance.

•

In July 2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2012. To date, the tax debt requested by SUNAT amounted to approximately S/13,000,000. At the date of this report, the process is under appeal, pending resolution. As of

December 31, 2022 and 2021, the tax debt claimed by SUNAT amounted to S/14,000,000 and S/13,000,000, respectively.

In June 2022, the respective Appeal was filed, which is pending resolution.

•

In February 2021, Interbank was notified with the Resolution of Compliance related to the Income Tax and prepaid income tax of the year 2006 (related to litigations about interest in suspense).  Through said notification, SUNAT rejected an excess payment of S/3,500,000 and determined a tax debt of S/23,000,000.

In December 2022, the Tax Court notified of Resolution No. 09451-1-2022, through which it revoked interest in suspense, advance payments coefficient and fines. Interbank is awaiting the Resolution of Compliance.

•

In December 2021, by letter No. 210011740110-01-SUNAT, SUNAT notified the Bank about the beginning of the definitive audit process on Income Tax corresponding to the year 2017. On October 28, 2022, SUNAT notified of Resolution of Determination No. 0120030127908, issued regarding the third-category Income Tax corresponding to the period 2017, without higher amounts.

•

In June and September 2022, the Permanent Constitutional and Social Law Chamber of the Supreme Court notified Interbank of its ruling regarding the Income Tax 2004, which declared groundless the cassation appeals by SUNAT and the Ministry of Economy and Finance, thus reaffirming the position held by Interbank in the sense that interest in suspense does not constitute taxable income. The same criterion has been adopted by the aforementioned Chamber regarding the 2001 Income Tax, according to the ruling that has been notified to Interbank in December 2022.

In the opinion of Interbank’s Management and its legal advisors, any eventual additional tax settlement would not be significant for the financial statements as of December 31, 2022 and 2021.

Interseguro:

On January 4, 2019, Interseguro was notified through a Tax Determination notice about the partial audit of the Income Tax for non-domiciled entities for Sura corresponding to January 2015. The tax debt requested by SUNAT amounts to approximately S/19,000,000. Considering that this debt corresponds to a period prior to the acquisition of Sura by the Group, if confirmed, would be assumed by the sellers. On November 12, 2020, the Tax Court issued a favorable opinion to Interseguro, revoking the Determination Resolution issued by SUNAT.

In December 2022, SUNAT notified Interseguro the commencement of the definitive audit procedure regarding the Income Tax corresponding to the year 2020. To the date, said inspection is in process.

Izipay:

As of December 31, 2022 and 2021, Izipay maintains tax loss amounting to S/82,931,174 and S/99,640,144, respectively. In application of tax regulations in force, Management opted for system “B” to offset its tax losses against the net income obtained in the following years, up to 50 percent of said income until they are extinguished; therefore they do not have an expiration date.

In the opinion of Management and its legal advisers, any eventual additional tax would not be significant for the financial statements as of December 31, 2022 and 2021.

(e)	IFS’s Subsidiaries recognize the period’s Income Tax expense using the best estimate of the tax rate. The table below presents the amounts reported in the consolidated statements of income:

	2022	2021
	S/(000)	S/(000)
Current – Expense	462,979	296,360
Deferred – (Income) expense	(442)	205,752
	462,537	502,112

15.	Interest income and expenses, and similar accounts
(a)	For the years ended December 31,2022 and 2021 this caption is composed as follows:

	31.12.2022	31.12.2021
	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	4,207,420	3,274,402
Impact from the modification of contractual cash flows due to the loan rescheduling schemes	41,110	120,193
Interest on investments at fair value through other comprehensive income	1,202,788	928,660
Interest on due from banks and inter-bank funds	175,401	46,273
Interest on investments at amortized cost	161,966	130,326
Dividends on financial instruments	78,928	101,736
Other interest and similar income	3,689	4,035
Total	5,871,302	4,605,625
Interest and similar expenses
Interest and fees on deposits and obligations	(863,335)	(334,212)
Interest on bonds, notes and other obligations	(418,821)	(433,774)
Interest and fees on obligations with financial institutions	(234,842)	(156,490)
Deposit insurance fund fees	(77,920)	(70,670)
Interest on lease payments	(9,283)	(14,004)
Other interest and similar expenses	(57,897)	(48,787)
Total	(1,662,098)	(1,057,937)

16.	Fee income from financial services, net
(a)	For the years ended December 31,2022 and 2021 this caption is composed as follows:

	31.12.2022	31.12.2021
	S/(000)	S/(000)
Income
Performance obligations at a point in time:
Accounts maintenance, carriage, transfers, and debit and credit card fees	705,188	562,542
Income from services (acquirer and issuer role) (b)	523,313	—
Banking services fees	205,333	207,230
Brokerage and custody services	5,836	8,457
Correspondent banking services (c)	34,438	—

Performance obligations over time:
Funds management	153,948	184,703
Contingent loans fees	70,038	64,964
Collection services	60,931	52,955
Commission for loans rescheduling “Reactiva Peru” program	16,909	23,722
Others	23,259	37,293
Total	1,799,193	1,141,866
Expenses
Expenses for services (acquirer and issuer role)	(238,997)	—
Credit cards	(164,722)	(128,580)
Credit life insurance premiums	(54,536)	(60,231)
Local banks fees	(50,192)	(36,836)
Foreign banks fees	(24,920)	(31,767)
Commission for loans rescheduling “Reactiva Peru” program	(22,373)	(26,215)
Registry expenses	(2,046)	(3,009)
Brokerage and custody services	(961)	(824)
Others (*)	(103,060)	(30,596)
Total	(661,807)	(318,058)
Net	1,137,386	823,808

(*) Includes S/56,845,000 related to brand fees expenses, paid by Izipay since April 2022, period in which Izipay became a Subsidiary of IFS.

(b)

Corresponds to the management and operation of the shared service of transaction processing of credit and debit cards, for clients of Izipay since April 2022, period in which Izipay becomes a Subsidiary of IFS.

(c)	Corresponds to revenues for correspondent cashier services for S/34,438,000, from Izipay, since April 2022, period in which Izipay becomes a Subsidiary of IFS.

17.	Other income and (expenses)
(a)	For the years ended December 31, 2022 and 2021 this caption is composed as follows:

	31.12.2022	31.12.2021
	S/(000)	S/(000)
Other income
Fair value adjustment of the participation held by Interbank in Izipay, note 1(c)	222,513	—
Income from investments in associates (b)	18,713	33,378
Gain on sale of property	9,939	—
Services rendered to third parties	7,611	6,836
Other technical income from insurance operations	6,489	8,115
Income from ATM rentals	6,459	4,944
Gain from sale of written-off-loans	19,177	11,848
Other income	109,301	24,377
Total other income	400,202	89,498
Other expenses
Commissions from insurance activities	(108,597)	(37,920)
Sundry technical insurance expenses	(67,820)	(65,757)
Provision for sundry risk	(12,661)	(14,872)
Expenses related to rental income	(7,521)	(4,026)
Administrative and tax penalties	(7,317)	(2,672)
Provision for assets received as payment and seized assets	(5,162)	(637)
Donations	(4,712)	(4,991)
Other expenses	(102,055)	(79,317)
Total other expenses	(315,845)	(210,192)
(b)	As of December 31, 2022, includes S/5,033,000 corresponding to the participation that Interbank held in Izipay until March 31, 2022

18.	Net premiums earned

(a)   For the years ended December 31, 2022 and 2021 this caption is composed as follows:

	Premiums assumed		Adjustment of technical reserves		Gross premiums (*)		Premiums ceded to reinsurers		Net premiums earned
	31.12.2022	31.12.2021	31.12.2022	31.12.2021	31.12.2022	31.12.2021	31.12.2022	31.12.2021	31.12.2022	31.12.2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities (**)	478,159	614,899	(236,791)	(291,076)	241,368	323,823	—	—	241,368	323,823
Group life	182,944	136,743	(364)	(2,189)	182,580	134,554	(6,861)	(4,779)	175,719	129,775
Individual life	224,862	182,032	(58,204)	(76,339)	166,658	105,693	(6,614)	(5,494)	160,044	100,199
Retirement (disability and survival)	8,650	8,418	(19,734)	(9,661)	(11,084)	(1,243)	(422)	(534)	(11,506)	(1,777)
Others	2	2	(17,798)	(13,595)	(17,796)	(13,593)	—	—	(17,796)	(13,593)
Total life insurance	894,617	942,094	(332,891)	(392,860)	561,726	549,234	(13,897)	(10,807)	547,829	538,427
Total general insurance	132,649	109,303	(12,239)	(2,405)	120,410	106,898	(42)	(58)	120,368	106,840
Total general	1,027,266	1,051,397	(345,130)	(395,265)	682,136	656,132	(13,939)	(10,865)	668,197	645,267

(*)	It includes the annual variation of technical reserves and unearned premiums.
(**)	The variation of the adjustment of technical reserves is due mainly to aging over time.

(b)	The composition of the net claims and benefits incurred for life insurance contracts and others is presented below:

	Gross claims and benefits		Ceded claims and benefits		Net insurance claims and benefits
	31.12.2022	31.12.2021	31.12.2022	31.12.2021	31.12.2022	31.12.2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities	(703,511)	(687,208)	—	—	(703,511)	(687,208)
Group life	(43,360)	(124,308)	2,649	11,222	(40,711)	(113,086)
Individual life	(13,743)	(37,049)	2,949	8,789	(10,794)	(28,260)
Retirement (disability and survival)	(39,393)	(53,089)	(5,808)	6,505	(45,201)	(46,584)
Others	(16,279)	(14,539)	(151)	11	(16,430)	(14,528)
General insurance	(43,344)	(27,691)	—	11	(43,344)	(27,680)
	(859,630)	(943,884)	(361)	26,538	(859,991)	(917,346)

19.	Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group:

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Year 2021
Balance as of January 1, 2021	115,423	115,423	365	115,423
Sale of treasury stock	1	1	267	1
Purchase of treasury stock	(6)	(6)	274	(5)
Balance as of December 31, 2021	115,418	115,418		115,419
Net earnings attributable to IFS’s shareholders S/(000)				1,790,155
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				15.510
Year 2022
Balance as of January 1, 2022	115,418	115,418	365	115,418
Balance as of December 31, 2022	115,418	115,418		115,418
Net earnings attributable to IFS’s shareholders S/(000)				1,660,581
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				14.388

20.	Transactions with related parties and affiliates
(a)	The table below presents the main transactions with related parties and affiliated as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021:
	31.12.2022	31.12.2021
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss	99	112,096
Investments at fair value through other comprehensive income	58,378	65,357
Loans, net (b)	1,317,453	1,323,580
Accounts receivable	117,273	131,541
Other assets	32,043	8,694
Liabilities
Deposits and obligations	1,040,975	999,754
Other liabilities	3,215	12,809
Off-balance sheet accounts
Indirect loans (b)	89,707	105,604

	31.12.2022	31.12.2021
	S/(000)	S/(000)
Income (expenses)
Interest and similar income	72,334	68,166
Rental income	31,428	30,873
Valuation of financial derivative instruments	149	180
Administrative expenses	(33,758)	(44,249)
Interest and similar expenses	(16,821)	(3,065)
Others, net	47,184	31,392

(b)	As of December 31, 2022 and 2021, the detail of loans is the following:

	31.12.2022			31.12.2021
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliates	1,108,276	18,832	1,127,108	1,076,393	45,522	1,121,915
Associates	209,177	70,875	280,052	247,187	60,082	307,269
	1,317,453	89,707	1,407,160	1,323,580	105,604	1,429,184

(c)

As of December 31, 2022 and 2021, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian law. As of December 31, 2022 and 2021, direct loans to employees, directors and executives amounted to S/211,466,000 and S/212,967,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.
(d)	The Group’s key personnel basic remuneration for the years ended December 31,2022 and 2021, is presented below:

	31.12.2022	31.12.2021
	S/(000)	S/(000)
Salaries	26,486	24,768
Board of Directors’ compensations	3,877	2,861
Total	30,363	27,629

(e)

In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the current regulation. Taxes generated by these transactions and the taxable base used for computing them are those customarily used in the industry and they are determined according to the tax rules in force.

21.	Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”). The Group presents four operating segments based on products and services, as follows:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides life annuity products with single-premium payment and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

Payments –

Mainly renders services of management, operation and processing of credit and debit cards. Taking into account that Izipay became a subsidiary of IFS since April 2022, the results shown for this segment correspond as of December 31,2022.

The operating segments monitor the operating results of their business units separately for the purpose of making decisions on the distribution of resources and performance assessment. Segment performance is evaluated based on operating profit or loss and it is measured consistently with operating profit or loss in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

The following table presents the Group’s financial information by business segments for the years ended December 31, 2022 and 2021:

	31.12.2022
	Banking (*)	Insurance	Wealth management	Payments (**)	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (***)
Third party	6,047,506	1,647,876	73,958	296,337	153,676	8,219,353
Inter-segment	(79,170)	(37)	—	—	79,207	—
Total income	5,968,336	1,647,839	73,958	296,337	232,883	8,219,353
Consolidated statement of income data
Interest and similar income	4,774,378	940,894	155,116	1,569	(655)	5,871,302
Interest and similar expenses	(1,476,942)	(130,458)	(50,306)	(1,269)	(3,123)	(1,662,098)
Net interest and similar income	3,297,436	810,436	104,810	300	(3,778)	4,209,204
(Loss) reversal on loans, net of recoveries	(832,919)	—	2,368	—	—	(830,551)
Loss due to impairment of financial investments	(732)	(26)	(11,981)	—	(13)	(12,752)
Net interest and similar income after impairment loss on loans	2,463,785	810,410	95,197	300	(3,791)	3,365,901
Fee income from financial services, net	797,711	(7,160)	163,325	258,728	(75,218)	1,137,386
Net loss on sale of financial investments	(12,341)	(6,360)	(41,747)	—	—	(60,448)
Other income	487,758	52,283	(202,736)	36,040	229,549	602,894
Total net premiums earned minus claims and benefits	—	(191,772)	—	—	(22)	(191,794)
Depreciation and amortization	(257,210)	(23,682)	(15,044)	(30,185)	(10,105)	(336,226)
Other expenses	(1,673,581)	(375,301)	(130,453)	(202,565)	34,217	(2,347,683)
Income (loss) before translation result and Income Tax	1,806,122	258,418	(131,458)	62,318	174,630	2,170,030
Translation result	(22,800)	(10,408)	(7,146)	2,316	1,202	(36,836)
Income Tax	(409,201)	—	(2,791)	(23,560)	(26,985)	(462,537)
Net profit (loss) for the year	1,374,121	248,010	(141,395)	41,074	148,847	1,670,657
Attributable to:
IFS’s shareholders	1,374,121	248,010	(141,395)	41,074	138,771	1,660,581
Non-controlling interest	—	—	—	—	10,076	10,076
	1,374,121	248,010	(141,395)	41,074	148,847	1,670,657
(*)

As of December 31,2022, the banking segment includes 50 percent of Interbank’s participation in Izipay, recorded in the caption “Other income”. The portion corresponding to the second, third and fourth quarter has been eliminated from the consolidation process.

(**)

As of December 31,2022, the payments segment corresponds to income generated by Izipay for the nine-mounth periods ended December 31,2022 plus the participation recorded by Interbank over Izipay’s income generated in the first quarter.

(***)	Corresponds to interest and similar income, other income and net premiums earned.

	31.12.2021
	Banking (*)	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (**)
Third party	4,866,775	1,676,185	487,339	(49,914)	6,980,385
Inter-segment	(45,904)	—	(18,813)	64,717	—
Total income	4,820,871	1,676,185	468,526	14,803	6,980,385
Consolidated statement of income data
Interest and similar income	3,636,810	802,961	154,328	11,526	4,605,625
Interest and similar expenses	(893,060)	(117,531)	(39,840)	(7,506)	(1,057,937)
Net interest and similar income	2,743,750	685,430	114,488	4,020	3,547,688
Loss on loans, net of recoveries	(379,034)	—	(2,543)	—	(381,577)
(Loss) recovery due to impairment of financial investments	(527)	33,198	(1,615)	(158)	30,898
Net interest and similar income after impairment loss on loans	2,364,189	718,628	110,330	3,862	3,197,009
Fee income from financial services, net	677,461	(6,802)	196,959	(43,810)	823,808
Net gain on sale of financial investments	100,867	145,714	42,074	268	288,923
Other income	451,637	89,002	93,978	(17,898)	616,719
Total net premiums earned minus claims and benefits	—	(272,037)	—	(42)	(272,079)
Depreciation and amortization	(245,432)	(25,035)	(14,977)	5,754	(279,690)
Other expenses	(1,542,487)	(325,242)	(128,444)	13,094	(1,983,079)
Income before translation result and Income Tax	1,806,235	324,228	299,920	(38,772)	2,391,611
Translation result	7,241	(51,493)	(7,570)	(37,498)	(89,320)
Income Tax	(453,198)	—	(8,805)	(40,109)	(502,112)
Net profit (loss) for the year	1,360,278	272,735	283,545	(116,379)	1,800,179
Attributable to:
IFS’s shareholders	1,360,278	272,735	283,545	(126,403)	1,790,155
Non-controlling interest	—	—	—	10,024	10,024
	1,360,278	272,735	283,545	(116,379)	1,800,179

(*)	As of December 31,2021, the banking segment included 50 percent of Interbank’s income from Izipay, which were recorded in the caption “Other income”.
(**)	Corresponds to interest and similar income, other income and net premiums earned.

	31.12.2022
	Banking	Insurance	Wealth management	Payments	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	258,887	41,243	6,205	88,610	1,004	395,949
Total assets	66,977,277	14,134,224	5,102,598	902,610	365,923	87,482,632
Total liabilities	59,498,433	13,150,041	4,208,369	686,292	(106,454)	77,436,681

	31.12.2021
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	216,786	157,186	40,114	616	414,702
Total assets	68,584,019	15,254,493	5,722,539	392,858	89,953,909
Total liabilities	61,581,982	14,380,847	4,427,452	8,266	80,398,547

(*)	It includes the purchase of property, furniture and equipment, intangible assets and investment properties.

22.	Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of December 31, 2022 and 2021, are presented below:

	As of December 31, 2022
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	13,193,411	13,193,411
Inter-bank funds	—	—	—	296,119	296,119
Financial investments	1,932,993	17,038,942	512,884	3,302,779	22,787,598
Loans, net	—	—	—	45,502,998	45,502,998
Due from customers on acceptances	—	—	—	45,809	45,809
Other accounts receivable and other assets, net	515,800	—	—	954,363	1,470,163
	2,448,793	17,038,942	512,884	63,295,479	83,296,098
Financial liabilities
Deposits and obligations	—	—	—	48,530,708	48,530,708
Inter-bank funds	—	—	—	30,012	30,012
Due to banks and correspondents	—	—	—	7,100,646	7,100,646
Bonds, notes and other obligations	—	—	—	7,906,303	7,906,303
Due from customers on acceptances	—	—	—	45,809	45,809
Insurance contract liabilities	—	—	—	10,602,372	10,602,372
Other accounts payable, provisions and other liabilities	297,038	—	—	2,543,060	2,840,098
	297,038	—	—	76,758,910	77,055,948

	As of December 31, 2021
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	17,104,465	17,104,465
Inter-bank funds	—	—	—	30,002	30,002
Financial investments	2,706,271	17,921,275	623,718	3,296,030	24,547,294
Loans, net	—	—	—	43,005,583	43,005,583
Due from customers on acceptances	—	—	—	152,423	152,423
Other accounts receivable and other assets, net	793,361	—	—	629,472	1,422,833
	3,499,632	17,921,275	623,718	64,217,975	86,262,600
Financial liabilities
Deposits and obligations	—	—	—	48,897,944	48,897,944
Due to banks and correspondents	—	—	—	8,522,849	8,522,849
Bonds, notes and other obligations	—	—	—	8,389,672	8,389,672
Due from customers on acceptances	—	—	—	152,423	152,423
Insurance contract liabilities	—	—	—	11,958,058	11,958,058
Other accounts payable, provisions and other liabilities	413,797	—	—	1,865,080	2,278,877
	413,797	—	—	79,786,026	80,199,823

23.	Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

To manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries, mainly Interbank, Interseguro and Inteligo Bank, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS. The Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule 10A-3 of the Securities Exchange Act of the United States; and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries. Also, the Company operates an Internal Audit Division in charge of the monitoring of the processes and controls deemed key to secure an adequate risk control under the standards defined by the Sarbanes-Oxley Act.

A full description of the Group’s financial risk management is presented in Note 30 “Financial risk management” of the Annual Consolidated Financial Statements; following is presented the financial information related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a)	Credit risk management for loans -

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (credit card, mortgage, payroll loan, consumer loan and vehicular loan), (ii) Small Business Banking (segments S1, S2 and S3), and (iii) Commercial Banking (corporate, institutional, companies and real estate). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 30.1(d) of the audited Annual Consolidated Financial Statements.

Additionally, as consequence of the Covid-19 pandemic, the behavior and performance of the expected credit losses of the retail and commercial clients has been affected, thus requiring a greater monitoring of results, which has also implied to perform certain subsequent adjustments to the expected loss model to be able to capture the effects of the current situation, which has generated a high level of uncertainty in the estimation of the loans expected loss.

In compliance with the policy of monitoring the Group’s credit risk, during 2021 Interbank performed the recalibration process of its risk parameters for the calculation of the expected credit losses.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments. Said risks are monitored on a revolving basis and subject to continuous review.

(b)	Offsetting of financial assets and liabilities -

The information contained in the tables below includes financial assets and liabilities that:

-Are offset in the statement of financial position of the Group; or

-

Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the

Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

(b.1)	Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2022 and 2021, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of December 31, 2022
Derivatives, Note 8(b)	515,800	—	515,800	(169,050)	(235,133)	111,617
Total	515,800	—	515,800	(169,050)	(235,133)	111,617
As of December 31, 2021
Derivatives, Note 8(b)	793,361	—	793,361	(279,024)	(174,790)	339,547
Total	793,361	—	793,361	(279,024)	(174,790)	339,547

(b.2)	Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2022 and 2021, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees pledged (Note 4(d))	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of December 31, 2022
Derivatives, Note 8(b)	297,038	—	297,038	(169,050)	(34,784)	93,204
Total	297,038	—	297,038	(169,050)	(34,784)	93,204
As of December 31, 2021
Derivatives, Note 8(b)	413,797	—	413,797	(279,024)	(121,613)	13,160
Total	413,797	—	413,797	(279,024)	(121,613)	13,160

(c)	Foreign exchange risk -

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of December 31,2022, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.808 per US$1 bid and S/3.820 per US$1 ask (S/3.975 and S/3.998 as of December 31, 2021, respectively). As of December 31,2022, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.814 per US$1 (S/3.987 as of December 31, 2021).

The table below presents the detail of the Group’s position:

	As of December 31, 2022				As of December 31, 2021
	US Dollars	Soles	Other currencies	Total	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	10,205,093	2,404,942	583,376	13,193,411	10,415,166	6,062,879	626,420	17,104,465
Inter-bank funds	—	296,119	—	296,119	—	30,002	—	30,002
Financial investments	6,860,558	15,884,533	42,507	22,787,598	8,709,754	15,708,023	129,517	24,547,294
Loans, net	13,507,125	31,995,873	—	45,502,998	12,086,570	30,919,013	—	43,005,583
Due from customers on acceptances	45,809	—	—	45,809	152,423	—	—	152,423
Other accounts receivable and other assets, net	306,949	1,162,826	388	1,470,163	222,795	1,199,349	689	1,422,833
	30,925,534	51,744,293	626,271	83,296,098	31,586,708	53,919,266	756,626	86,262,600
Liabilities
Deposits and obligations	19,187,300	28,843,457	499,951	48,530,708	20,003,314	28,382,727	511,903	48,897,944
Inter-bank funds	—	30,012	—	30,012	—	—	—	—
Due to banks and correspondents	645,706	6,454,940	—	7,100,646	757,039	7,765,810	—	8,522,849
Bonds, notes and other obligations	7,257,098	649,205	—	7,906,303	7,616,634	773,038	—	8,389,672
Due from customers on acceptances	45,809	—	—	45,809	152,423	—	—	152,423
Insurance contract liabilities	3,666,074	6,936,298	—	10,602,372	5,241,284	6,716,774	—	11,958,058
Other accounts payable, provisions and other liabilities	1,231,698	1,607,541	859	2,840,098	523,281	1,753,975	1,621	2,278,877
	32,033,685	44,521,453	500,810	77,055,948	34,293,975	45,392,324	513,524	80,199,823
Forwards position, net	(1,993,217)	2,074,784	(81,567)	—	(378,778)	464,885	(86,107)	—
Currency swaps position, net	1,384,495	(1,384,495)	—	—	2,171,025	(2,171,025)	—	—
Cross currency swaps position, net	2,354,679	(2,354,679)	—	—	2,123,300	(2,123,300)	—	—
Options position, net	(172)	172	—	—	(3)	3	—	—
Monetary position, net	637,634	5,558,622	43,894	6,240,150	1,208,277	4,697,505	156,995	6,062,777

As of December 31,2022, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$614,405,000, equivalent to S/2,343,341,000 (US$651,240,000, equivalent to S/2,596,494,000 as of December 31, 2021).

24.	Fair value
(a)	Financial instruments measured at their fair value and fair value hierarchy -

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	As of December 31, 2022				As of December 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	428,739	564,559	939,695	1,932,993	978,978	633,400	1,093,893	2,706,271
Debt instruments measured at fair value through other comprehensive income	9,946,426	6,770,090	—	16,716,516	11,194,459	6,435,328	—	17,629,787
Equity instruments measured at fair value through other comprehensive income	464,556	10,188	38,140	512,884	556,162	27,686	39,870	623,718
Derivatives receivable	—	515,800	—	515,800	—	793,361	—	793,361
	10,839,721	7,860,637	977,835	19,678,193	12,729,599	7,889,775	1,133,763	21,753,137
Accrued interest				322,425				291,488
Total financial assets				20,000,618				22,044,625
Financial liabilities
Derivatives payable	—	297,038	—	297,038	—	413,797	—	413,797

(*)	As of December 31, 2022 and 2021, correspond mainly to participations in mutual funds and investment funds.

Financial assets included in Level 1 are those measured on the basis of information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity. Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.). Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

During the year 2022 and 2021, there were no transfers of financial instruments to or from level 3 to level 1 or level 2.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	31.12.2022	31.12.2021
	S/(000)	S/(000)
Initial balance as of January 1	1,133,763	514,922
Purchases	180,344	629,543
Sales	(280,297)	(237,870)
(Loss) gain recognized on the consolidated statement of income	(55,975)	227,168
Final balance	977,835	1,133,763

(b)	Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of December 31, 2022					As of December 31, 2021
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	13,193,411	—	13,193,411	13,193,411	—	17,104,465	—	17,104,465	17,104,465
Inter-bank funds	—	296,119	—	296,119	296,119	—	30,002	—	30,002	30,002
Investments at amortized cost	2,949,507	—	—	2,949,507	3,302,779	3,181,392	—	—	3,181,392	3,296,030
Loans, net	—	42,932,260	—	42,932,260	45,502,998	—	42,892,599	—	42,892,599	43,005,583
Due from customers on acceptances	—	45,809	—	45,809	45,809	—	152,423	—	152,423	152,423
Other accounts receivable and other assets, net	—	954,363	—	954,363	954,363	—	629,472	—	629,472	629,472
Total	2,949,507	57,421,962	—	60,371,469	63,295,479	3,181,392	60,808,961	—	63,990,353	64,217,975
Liabilities
Deposits and obligations	—	48,464,095	—	48,464,095	48,530,708	—	48,914,408	—	48,914,408	48,897,944
Inter-bank funds	—	30,012	—	30,012	30,012	—	—	—	—	—
Due to banks and correspondents	—	6,859,664	—	6,859,664	7,100,646	—	8,274,484	—	8,274,484	8,522,849
Bonds, notes and other obligations	6,438,306	1,006,895	—	7,445,201	7,906,303	7,286,082	1,202,219	—	8,488,301	8,389,672
Due from customers on acceptances	—	45,809	—	45,809	45,809	—	152,423	—	152,423	152,423
Insurance contract liabilities	—	10,602,372	—	10,602,372	10,602,372	—	11,958,058	—	11,958,058	11,958,058
Other accounts payable and other liabilities	—	2,543,060	—	2,543,060	2,543,060	—	1,865,080	—	1,865,080	1,865,080
Total	6,438,306	69,551,907	—	75,990,213	76,758,910	7,286,082	72,366,672	—	79,652,754	79,786,026

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i)

Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of December 31, 2022 and 2021, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii)

Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii)

Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

25.	Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held as trust are not included in the consolidated financial statements.

As of December 31, 2022 and 2021, the value of the managed off-balance sheet financial assets is as follows:

	31.12.2022	31.12.2021
	S/(000)	S/(000)
Investment funds	16,821,566	18,669,786
Mutual funds	4,495,832	4,310,914
Total	21,317,398	22,980,700